File No. 812-14302

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B OF VOYA RETIREMENT INSURANCE AND ANNUITY
COMPANY
VARIABLE ANNUITY ACCOUNT I OF VOYA RETIREMENT INSURANCE AND ANNUITY
COMPANY

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B OF VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT EQ OF VOYA INSURANCE AND ANNUITY COMPANY

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT NY-B

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT A1
SECURITY LIFE SEPARATE ACCOUNT S-A1

VOYA VARIABLE PORTFOLIOS, INC.

Communications, Notice, and Order to:

J. Neil McMurdie
Senior Counsel
Voya Financial Legal Services
One Orange Way, C2N
Windsor, CT 06095
1-860-580-2824

October 27, 2014

Exhibit Index on Page: 70
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UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:	)
)
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY	)
VARIABLE ANNUITY ACCOUNT B OF VOYA	)
RETIREMENT INSURANCE AND ANNUITY COMPANY	)
VARIABLE ANNUITY ACCOUNT I OF VOYA RETIREMENT	)
INSURANCE AND ANNUITY COMPANY	)
	)	FIRST AMENDED AND
VOYA INSURANCE AND ANNUITY COMPANY	)	RESTATED APPLICATION
SEPARATE ACCOUNT B OF VOYA INSURANCE AND	)	FOR AN ORDER OF
ANNUITY COMPANY	)	APPROVAL PURSUANT
SEPARATE ACCOUNT EQ OF VOYA INSURANCE AND	)	TO SECTION 26(c) OF THE
ANNUITY COMPANY	)	INVESTMENT COMPANY
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK	)	ACT OF 1940
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK	)
SEPARATE ACCOUNT NY-B	)
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SECURITY LIFE OF DENVER INSURANCE COMPANY	)
SECURITY LIFE SEPARATE ACCOUNT A1)
SECURITY LIFE SEPARATE ACCOUNT S-A1)
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VOYA VARIABLE PORTFOLIOS, INC.	)
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Investment Company Act of 1940)
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File No. 812-14302)
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I - THE APPLICATION

Voya Retirement Insurance and Annuity Company, Voya Insurance and Annuity
Company, ReliaStar Life Insurance Company of New York, and Security Life of Denver
Insurance Company (each a “Company” and together, the “Companies”), Variable Annuity
Account B of Voya Retirement Insurance and Annuity Company, Variable Annuity Account I of
Voya Retirement Insurance and Annuity Company, Separate Account B of Voya Insurance and
Annuity Company, Separate Account EQ of Voya Insurance and Annuity Company, ReliaStar
Life Insurance Company of New York Separate Account NY-B, Security Life Separate Account
A1, Security Life Separate Account S-A1 (each, an “Account” and together, the “Accounts”) and
Voya Variable Portfolios, Inc., hereby submit this first amended and restated Application for an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section
26(c), formerly Section (b), of the Investment Company Act of 1940, as amended (the “1940
Act”). The Companies, the Accounts and Voya Variable Portfolios, Inc. are collectively referred to herein as the “Applicants.”

The Applicants seek an order from the Commission permitting the substitution of securities issued by certain registered investment companies held by the Accounts, which securities support certain in force variable annuity contracts (collectively, the “Contracts”) issued by the Companies (the “Substitutions”). More particularly, the Applicants propose to substitute shares of certain series of Voya Variable Portfolios, Inc. (the “Replacement Funds”) for shares of certain registered investment companies currently held by subaccounts of the Accounts (the
“Existing Funds”) as follows:

	Existing Fund	Replacement Fund
1	ClearBridge Variable Large Cap Value	Voya Russell Large Cap Value Index
	Portfolio – Class I	Portfolio – Class I
2	Fidelity VIP Equity-Income Portfolio –	Voya Russell Large Cap Value Index
	Initial Class	Portfolio – Class I

	Fidelity VIP Equity-Income Portfolio –	Voya Russell Large Cap Value Index
	Service 2 Class	Portfolio – Class S
3	Invesco VI Core Equity Fund – Class I	Voya Russell Large Cap Index Portfolio –
Class S
4	Invesco VI American Franchise Fund –	Voya Russell Large Cap Growth Index
	Class I	Portfolio – Class S
5	Pioneer Equity Income VCT Portfolio –	Voya Russell Large Cap Value Index
	Class II	Portfolio – Class S

II - GENERAL DESCRIPTION OF THE APPLICANTS, THE FUNDS
AND THE CONTRACTS

A.	The Companies. Each of the Companies is an indirect, wholly owned subsidiary of
Voya Financial, Inc. (“VoyaTM ”), which until April 7, 2014, was known as ING U.S., Inc. In
May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol “VOYA” and Voya completed its initial public offering of common stock. Voya is an affiliate of ING Groep N.V. (“ING”), a global financial institution active in the fields of

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insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Companies, constitute ING’s U.S.-based retirement, investment management and insurance operations. As of September 9, 2014, ING’s ownership of
Voya was approximately 32%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

1.	Voya Retirement Insurance and Annuity Company (“Voya Retirement”). Voya
Retirement is a stock life insurance company organized under the laws of the State of
Connecticut in 1976 as Forward Life Insurance Company. Prior to September 1, 2014, Voya
Retirement was known as ING Life Insurance and Annuity Company. Through a December 31,
1976 merger, Voya Retirement’s operations include the business of Aetna Variable Annuity Life
Insurance Company (formerly known as Participating Annuity Life Insurance Company). Prior
to May 1, 2002, Voya Retirement was known as Aetna Life Insurance and Annuity Company
(“Aetna”). Through a December 31, 2005 merger, Voya Retirement’s operations include the business of ING Insurance Company of America (“ING America”). Voya Retirement is
principally engaged in the business of issuing annuities.

Voya Retirement is the depositor of Variable Annuity Account B and Variable Annuity
Account I, separate accounts that are registered with the Commission as unit investment trusts.

2.	Voya Insurance and Annuity Company (“Voya Insurance”). Voya Insurance is
an Iowa stock life insurance company which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2014, Voya Insurance was known as ING
USA Annuity and Life Insurance Company. Prior to January 1, 2004, Voya Insurance was
known as Golden American Life Insurance Company (“Golden”). Through January 1, 2004
mergers, Voya Insurance’s operations include the business of Equitable Life Insurance Company of Iowa (“Equitable Life”), United Life and Annuity Insurance Company (“United Life and
Annuity”), and USG Annuity and Life Company. Voya Insurance is principally engaged in the business of issuing annuities.

Voya Insurance is the depositor of Separate Account B and Separate Account EQ, separate accounts that are registered with the Commission as unit investment trusts.

3.	ReliaStar Life Insurance Company of New York (“ReliaStar NY”). ReliaStar
NY is a stock life insurance company which was incorporated under the laws of the State of New
York in 1917. Through an April 1, 2002 merger, ReliaStar NY’s operations include the business of First Golden American Life Insurance Company of New York (“First Golden”). ReliaStar NY
is principally engaged in the business of issuing life insurance and annuities.

ReliaStar NY is the depositor of Separate Account NY-B, a separate account that is registered with the Commission as a unit investment trust.

4.	Security Life of Denver Insurance Company (“Security Life”). Security Life is
a stock life insurance company organized under the laws of the State of Colorado in 1929.
Through an October 1, 2004 merger, Security Life’s operations include the business of
Southland Life Insurance Company (“Southland”). Security Life is principally engaged in the business of issuing life insurance and annuities.

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Security Life is the depositor of Security Life Separate Account A1 and Security Life
Separate Account S-A1, separate accounts that are registered with the Commission as a unit investment trusts.

B.	The Accounts. Each of the Accounts is a segregated asset account of the Company that is the depositor of such Account, and is registered under the 1940 Act as a unit investment trust.
Each of the respective Accounts is used by the Company of which it is a part to support the
Contracts that it issues. The following Accounts support Contracts that will be affected by the
Substitutions.[1]

1.	Variable Annuity Account B of Voya Retirement Insurance and Annuity
Company (“Voya Retirement B”). Voya Retirement B (File No. 811-02512) was established by
Aetna in 1976 as a continuation of the separate account established in 1974 in accordance with the laws of the State of Arkansas by Aetna Variable Annuity Life Insurance Company to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos. 033-34370 and 333-56297).

2.	Variable Annuity Account I of Voya Retirement Insurance and Annuity
Company (“Voya Retirement I”). Voya Retirement I (formerly ING Variable Annuity Account
I of ING Insurance Company of America) (File No. 811-08582) was established by ING
America (then known as Aetna Insurance Company of America) in 1994 in accordance with the laws of the State of Connecticut to support the certain Contracts. The Contract described in the following registration statement will be affected by the Substitutions (File Nos. 333-130825).

3.	Separate Account B of Voya Insurance and Annuity Company (“Voya
Insurance B”). Voya Insurance B (File No. 811-05626) was established by Golden in 1988 in accordance with the laws of the State of Minnesota to support certain Contracts. Contracts described in the following registration statements will be affected by the Substitutions (File Nos.
333-133944, 333-101481, 333-70600, 333-57218, 333-33914, 333-30180, 333-28769, 333-
28755, 333-28679, 033-59261, 333-63692, 333-90516, 333-66757 and 033-23351).

4.	Separate Account EQ of Voya Insurance and Annuity Company (“Voya
Insurance EQ”). Voya Insurance EQ (formerly Equitable Life Insurance Company of Iowa
Separate Account A) (File No. 811-08524) was established by Equitable Life in 1988 in accordance with the laws of the State of Iowa to support certain Contracts. The Contract described in the following registration statement will be affected by the Substitutions (File No.
333-111686).

5.	ReliaStar Life Insurance Company of New York Separate Account NY-B
(“ReliaStar NY-B”). ReliaStar NY-B (formerly Separate Account NY-B of First Golden
American Life Insurance Company of New York) (File No. 811-07935) was established by First
Golden in 1996 in accordance with the laws of the State of New York to support certain
Contracts. Contracts described in the following registration statements will be affected by the
Substitutions (File Nos. 333-85618, 333-139695, 333-115515 and 333-85326).

________________________
[1] Separate accounts that support variable annuity contracts that will not be affected by the Substitution are not identified herein.
5

6.	Security Life Separate Account A1 (“Security Life A1”). Security Life A1 (File
No. 811-08196) was established by Security Life in 1993 in accordance with the laws of the
State of Colorado to support certain Contracts. The Contract described in the following registration statement will be affected by the Substitutions (File No. 033-78444).

7.	Security Life Separate Account S-A1 (“Security Life S-A1”). Security Life S-
A1 (formerly Southland Separate Account A1) (File No. 811-08976) was originally established by Southland in 1994 in accordance with the laws of the State of Texas to support certain
Contracts. The Contract described in the following registration statement will be affected by the
Substitutions (File No. 333-119439).

Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate by reference each of the above-referenced files to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Each Account is administered and accounted for as part of the general business of the
Company of which it is a part. The assets of each Account attributable to the Contracts issued through it are owned by each Company but are held separately from all other assets of that
Company for the benefit of the owners of, and persons entitled to benefits under such Contracts.
Pursuant to applicable state insurance law and to the extent provided in the Contracts, such assets are not chargeable with liabilities arising out of any other business that each Company may conduct. Income, if any, gains and losses, realized or unrealized, from each Account are credited to or charged against the assets of that Account without regard to other income, gains or losses of its Company or any of its other segregated asset accounts. Each Account is a “separate account”
as defined by Rule 0-1(e) under the 1940 Act.

Each Account is divided into subaccounts, each of which invests exclusively in shares of one registered open-end management investment company portfolio, which include the Existing
Funds or another registered open-end management investment company. Each registered open-
end management investment company portfolio has its own distinct investment objective(s) and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of each Account without regard to any other income, gains or losses of the applicable Company. To the extent provided in the Contracts, assets equal to the reserves and other contract liabilities with respect to an Account are not chargeable with liabilities arising out of any other business of the Company that is the depositor of the Account.

Each of the prospectuses for the Contracts discloses that the issuing Company reserves the right, subject to Commission approval and compliance with applicable law, to substitute shares of another registered open-end management investment company for shares of a registered open-end management investment company held by a subaccount of an Account whenever the Company, in its judgment, determines that a portfolio no longer suits the purpose of the Contract.

C.	The Replacement Funds. The Replacement Funds are series of Voya Variable
Portfolios, Inc. Effective May 1, 2014, Voya Variable Portfolios, Inc. changed its name from
ING Variable Portfolios, Inc. in relation to the overall rebranding of Voya and its subsidiaries mentioned above. More information about each Replacement Fund’s fees and expenses,

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investment objective and policies and historical performance can be found in the Section IV B.
below.

Voya Variable Portfolios, Inc. (“Voya Variable Portfolios”). Voya Variable
Portfolios, formerly known as Aetna Variable Portfolios, Inc., was organized as a Maryland
Corporation in 1996. Voya Variable Portfolios is registered under the 1940 Act as an open-end management investment company (File No. 811-05173). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each series is currently offered by prospectuses dated May 1, 2014. Voya Variable Portfolios has registered these shares under the Securities Act of 1933 on Form N-1A (File No. 333-05173) which was last updated in an effective amendment to the registration statement filed on April 28, 2014.[2]

Voya Investments, LLC (“Voya Investments”), an Arizona limited liability company and an SEC registered investment adviser, serves as the investment adviser to each Replacement
Fund. Voya Investments maintains its offices at 7337 East Doubletree Ranch Road, Scottsdale,
Arizona 85258. Effective May 1, 2014, Voya Investments changed its name from ING
Investments, LLC in relation to the overall rebranding of Voya and its subsidiaries mentioned above.

Voya Investments, subject to the direction of Voya Variable Portfolios Board of
Directors (the “Board”), has overall responsibility for the management of each Replacement
Fund. Voya Investments provides or oversees all investment advisory and portfolio management services for each Replacement Fund and assists in managing and supervising all aspects of the general day-to-day business activities and operations of each Replacement Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. Voya Investments delegates to a sub-adviser the responsibility for day-to-day management of the investments of each Replacement Fund, subject to the Voya Investment’s oversight. Voya Investments also recommends the appointment of additional or replacement sub-advisers to the Board.

For its services, Voya Investments receives advisory fees from each Replacement Fund.
This fee is calculated for each series based on a percentage of its average net assets. From this advisory fee Voya Investments pays the fees of all subadvisers.

The following series of Voya Variable Portfolios will be used as Replacement Funds:

a.	Voya Russell Large Cap Value Index Portfolio – Class I3
b.	Voya Russell Large Cap Value Index Portfolio – Class S3
c.	Voya Russell Large Cap Index Portfolio – Class I3
d.	Voya Russell Large Cap Growth Index Portfolio – Class I3

________________________
2	Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.
3	As part of the overall rebranding of Voya and its subsidiaries, effective May 1, 2014, the Voya Russell Large
Cap Value Index Portfolio, the Voya Russell Large Cap Index Portfolio and the Voya Russell Large Cap Growth
Index Portfolio changed names from the ING Russell Large Cap Value Index Portfolio, the ING Russell Large
Cap Index Portfolio and the ING Russell Large Cap Growth Index Portfolio, respectively.
7

D.	The Existing Funds. The funds to be replaced with a Replacement Fund are listed below. More information about the Existing Funds’ fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

1.	Legg Mason Partners Variable Equity Trust. The Legg Mason Partners
Variable Equity Trust is organized as a Maryland statutory trust and registered under the 1940
Act as a registered open-end management investment company (File No. 811-22128). It is a series registered open-end management investment company as defined by Rule 18f-2 under the
1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. One such series, the ClearBridge Variable Large Cap Value Portfolio is currently offered by prospectus dated May 1, 2014. The Legg Mason Partners Variable Equity Trust is registered under the Securities Act of 1933 on Form N-1A (File No. 333-91278), which was last updated in an effective amendment to the registration statement filed on April 21, 2014.[4]

Legg Mason Partners Fund Advisor, LLC (“LMPFA”) is the investment manager for the
ClearBridge Variable Large Cap Value Portfolio. LMPFA is an investment adviser registered under the Advisers Act and maintains its offices at 620 Eighth Avenue, New York, New York
10018. LMPFA provides administrative and certain oversight services to the ClearBridge
Variable Large Cap Value Portfolio.

ClearBridge Investments, LLC (“ClearBridge”), an affiliate of LMPFA, provides the day-
to-day portfolio management of the ClearBridge Variable Large Cap Value Portfolio, except for the management of cash and short-term instruments. ClearBridge is an investment adviser registered under the Advisers Act.

Western Asset Management Company (“Western Asset”) manages the ClearBridge
Variable Large Cap Value Portfolio’s cash and short-term instruments. Western Asset is an affiliate of LMPFA and ClearBridge and an investment adviser registered under the Advisers
Act.

The ClearBridge Variable Large Cap Value Portfolio is designated as an Existing Fund in this Application.

2.	Fidelity Variable Insurance Products Fund. The Variable Insurance Products
Fund is organized as a Massachusetts business trust and registered under the 1940 Act as an open-end management investment company (File No. 811-03329). It is a series registered open-
end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each series is currently offered by prospectus dated April 30, 2014. The Variable Insurance Products
Fund is registered under the Securities Act of 1933 on Form N-1A (File No. 002-75010) which was last updated in effective amendments to the registration statements filed on April 21, 2014.[5]

Fidelity Management & Research Company (“FMR”) serves as the investment adviser for each of the Fidelity Variable Insurance Products Funds. FMR has overall responsibility for directing each Fidelity Variable Insurance Products Fund’s investments and is an investment
_________________________
4	Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.
5	Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.
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adviser registered under the Advisers Act. FMR maintains its offices at One Federal Street,
Boston, Massachusetts 02110.

FMR Co., Inc. (“FMRC”) serves as the sub-adviser for the Fidelity VIP Equity-Income
Portfolio, with day-to-day responsibility for choosing investments for the Fidelity VIP Equity-
Income Portfolio. FMRC is an affiliate of FMR and an investment adviser registered under the
Advisers Act.

The Fidelity VIP Equity-Income Portfolio is designated as an Existing Fund in this
Application.

3.	Invesco Variable Insurance Funds. Invesco Variable Insurance Funds is a
Delaware statutory trust and registered under the 1940 Act as an open-end management investment company (File No. 811-07452). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each affected series is currently offered by prospectus dated April 30, 2014. The Invesco Variable insurance Funds is registered under the Securities Act of 1933 on Form N-1A (File No. 033-57340) which was last updated in an effective amendment to the registration statement filed on April 24, 2014. [6]

Invesco Advisers, Inc. serves as the investment adviser for each series of the Invesco
Variable Insurance Funds. Invesco Advisers, Inc. is an investment adviser registered under the
Advisers Act and maintains its offices at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.

The Invesco VI Core Equity Fund and the Invesco VI American Franchise Fund are
designated as Existing Funds in this Application.

4.	Pioneer Variable Contracts Trust. The Pioneer Variable Contracts Trust is
organized as a Massachusetts trust and registered under the 1940 Act as an open-end management investment company (File No. 811-08786). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each affected series is currently offered by prospectus dated May 1, 2014. The Pioneer Variable Contracts
Trust is registered under the Securities Act of 1933 on Form N-1A (File No. 033-84546) which was last updated in an effective amendment to the registration statement filed on April 30, 2014.
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Pioneer Investment Management, Inc. serves as the investment adviser for each series of the Pioneer Variable Contracts Trust. Pioneer Investment Management, Inc. is an investment adviser registered under the Advisers Act and maintains its offices at 60 State Street, Boston,
Massachusetts 02109.

The Pioneer Equity Income VCT Portfolio is designated as an Existing Fund in this
Application.
_______________________
6	Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.
7	Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.
9

E.	The Contracts. The terms and conditions, including charges and expenses, applicable to each Contract are described in the registration statements filed with the SEC for each.[8] The
Contracts are issued as individual variable annuity contracts. As each Contract is structured, owners of the Contract (each a “Contract Owner”) may select one or more of the investment options available under the Contract by allocating premiums and transferring account value to that subaccount of the relevant Account that corresponds to the investment option desired.
Thereafter, the account value of the Contract Owner will vary based on the investment experience of the selected subaccount(s). Generally, a Contract Owner may, during the life of each Contract, make unlimited transfers of account values among the subaccounts available under the Contract, subject to any administrative and/or transfer fees applicable under the
Contracts and any limits related to frequent or disruptive transfers.

III - DESCRIPTION OF THE PROPOSED SUBSTITUTIONS
AND THE RELIEF REQUESTED

A.	Summary of the Proposed Substitutions. Subject to the approval of the Commission under Section 26(c) of the 1940 Act, Applicants propose, as set forth in the following chart, to substitute shares of the Replacement Funds for those of the Existing Funds and transfer cash to the Replacement Funds.

	Existing Fund	Replacement Fund	Accounts Holding Existing
Fund Assets
1	ClearBridge Variable Large	Voya Russell Large Cap	Voya Insurance B, Voya
	Cap Value Portfolio – Class I	Value Index Portfolio –	Insurance EQ, ReliaStar NY-
		Class I	B
2	Fidelity VIP Equity-Income	Voya Russell Large Cap	Voya Insurance B, Voya
	Portfolio – Initial Class	Value Index Portfolio –	Insurance EQ, ReliaStar NY-
		Class I	B, Voya Retirement B, Voya
Retirement I, Security Life
	Fidelity VIP Equity-Income	Voya Russell Large Cap	S-A1
	Portfolio – Service 2 Class	Value Index Portfolio –
Class S
3	Invesco VI Core Equity Fund	Voya Russell Large Cap	Security Life A1, Security
	– Class I	Index Portfolio – Class S	Life S-A1
4	Invesco VI American	Voya Russell Large Cap	Voya Insurance B, ReliaStar
	Franchise Fund – Class I	Growth Index Portfolio –	NY-B
Class S
5	Pioneer Equity Income VCT	Voya Russell Large Cap	Voya Insurance B, ReliaStar
	Portfolio – Class II	Value Index Portfolio –	NY-B
Class S

No brokerage commissions, fees or other remuneration will be paid by any Existing
Fund, Replacement Fund or any Contract Owner in connection with the Substitutions.

With respect to the Existing Funds, the Applicants have determined that the investment objectives and the investment policies of the Replacement Funds are similar to those of the corresponding Existing Funds, or each Replacement Fund’s underlying portfolio construction
______________________
8	See Section II. B. above.
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and investment results are similar to those of the Existing Fund, and therefore the fundamental objectives, risk and performance expectations of those Contract Owners with interests in subaccounts of the Existing Funds (individually, an “Affected Contract Owner” and, collectively,
“Affected Contract Owners”) will continue to be met after the Substitutions.

Additionally, as is detailed below, the overall expenses of the Replacement Funds are less than those of the corresponding Existing Funds. Applicants believe that, because the
Replacement Funds will be offered over a substantially larger asset base than the Existing
Funds, there is a potential that Affected Contract Owners will, over time, realize the benefits from additional economies of scale with respect to the advisory fees.

B.	Purposes of the Proposed Substitutions. The principal purposes of the Substitutions are as follows:

1.	Implement Business Plan. The Substitutions are another step in the Companies’
overall business plan to make the Contracts more competitive (and thus more attractive to customers) and more efficient to administer and oversee. This plan involves providing funds available through the Contracts that meet certain performance, risk and pricing guidelines.

2.	Influence. The Substitutions will replace unaffiliated funds with funds that are advised and sub-advised by affiliates of the Companies. Additionally, the Replacement Funds
will only be available through variable insurance products offered by the Companies or their affiliated insurance companies. Consequently, the Board of the Replacement Funds has greater sensitivity to the needs of Contract Owners. The Substitutions will provide the Companies with more influence over the administrative aspects of the funds offered through the Contracts.

Influence is important because changes to the funds offered through the Contracts often result in costly, off-cycle communications and mailing to Contract Owners. These changes may include changes in fund management, changes in investment style and/or policies and changes resulting from economic conditions or regulatory events. Currently, if the Companies or their
Contract Owners object to any such changes, the only recourse the Companies have is to propose substitution of another fund. Substitutions involve extensive review, regulatory approvals and significant time and expense. For affiliated funds, there is greater influence over the pace and timing of such changes. Additionally, issues involving poor performance, the inability of the sub-adviser to properly manage the fund’s assets and other matters affecting the qualification of a fund’s sub-adviser may be solved by the adviser removing the sub-adviser. Under the manager-
of-managers exemptive relief granted to the certain ING fund families and relied upon by Voya
Variable Portfolios, Inc.,[9] a vote of the shareholders is not necessary to change a sub-adviser, except for changes involving certain affiliated sub-advisers. Notwithstanding, after the Effective
Date of the Substitutions the Applicants agree not to change a Replacement Fund’s sub-adviser without first obtaining shareholder approval of either (1) the sub-adviser change or (2) the parties continued ability to rely on their manager-of-managers relief.

The Companies believe that the Substitutions will enable them to exercise more influence over the management and administration of the funds offered through their Contracts, thereby reducing costs and customer confusion. The added influence will give each Company the ability

_______________________
9 Investment Company Act of 1940 Release No. 30603 (July 22, 2013).

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to react more quickly to the changes and problems it encounters in its oversight of the funds which are available in its Contracts.

3.	Reduction of Costs. The replacement of the Existing Funds, which are managed by unaffiliated investment advisers, with the Replacement Funds which are managed by affiliated investment advisers will allow the Companies to reduce costs by consolidating administration of the Replacement Funds with its other funds. Changes by the Existing Funds now come unexpectedly and may require product amendments, regulatory filings and/or immediate notification to Contract Owners. Such changes can be better planned or anticipated for the Replacement Funds so that costs are reduced by including the changes with other routine regulatory filings and mailings regularly sent to Contract Owners.

4.	Due Diligence. The Companies have an on-going fund due diligence process through which they select, evaluate and monitor the funds available through the Contracts. This process contributes to the Companies’ ability to offer competitive products and services and assist their customers in meeting their financial goals. The Substitutions will allow the
Companies to respond to expense, performance and management matters that they have identified in their due diligence review of the funds available through the Contracts.

C.	Implementation. Applicants will affect the Substitutions as soon as practicable following the issuance of the requested order. As of the effective date of the Substitutions
(“Effective Date”), shares of the Existing Funds will be redeemed for cash. The Companies, on behalf of each Existing Fund subaccount of each relevant Account, will simultaneously place a redemption request with each Existing Fund and a purchase order with the corresponding
Replacement Fund so that the purchase of Replacement Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the applicable Replacement Fund.

The Substitutions will take place at relative net asset value (in accordance with Rule 22c-
1 under the 1940 Act) with no change in the amount of any Affected Contract Owner’s contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the applicable Accounts. No brokerage commissions, fees or other remuneration will be paid by either the Existing Funds or the Replacement Funds or by Affected
Contract Owners in connection with the Substitutions. The transaction comprising the
Substitutions will be consistent with the policies of each registered open-end management investment company involved and with the general purposes of the 1940 Act.

Affected Contract Owners will not incur any fees or charges as a result of the
Substitutions nor will their rights or the Companies’ obligations under the Contracts be altered in any way. The Companies or their affiliates will pay all expenses and transaction costs of the
Substitutions, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on
Affected Contract Owners. The Substitutions will not cause the Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitutions than before the Substitutions. Also, as described more fully below, after notification of the Substitutions and for 30 days after the Effective Date, Affected Contract Owners may reallocate the subaccount value of the Existing Funds to any other investment option available under their Contract without incurring any administrative costs or allocation (transfer) charges.
12

All Affected Contract Owners were notified of this Application by means of supplements to the Contract prospectuses shortly after the date the Application was first filed with the
Commission. Among other information regarding the Substitutions, the supplements will inform
Affected Contract Owners that beginning on the date of the supplements the Companies will not exercise any rights reserved by them under the Contracts to impose restrictions or fees on transfers from an Existing Fund (other than restrictions related to frequent or disruptive transfers)
until at least 30 days after the Effective Date of the Substitutions. Following the date the order requested by this Application is issued, but before the Effective Date, Affected Contract Owners will receive a second supplement to the Contract prospectuses setting forth the Effective Date and advising Affected Contract Owners of their right, if they so choose, at any time prior to the
Effective Date, to reallocate or withdraw accumulated value in the Existing Fund subaccounts under their Contracts or otherwise terminate their interest therein in accordance with the terms and conditions of their Contracts. If Affected Contract Owners reallocate account value prior to the Effective Date or within 30 days after the Effective Date, there will be no charge for the reallocation of accumulated value from the Existing Fund subaccounts and the reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers. The Companies will not exercise any right they may have under the Contracts to impose additional restrictions or fees on transfers from an Existing Fund under the Contracts
(other than restrictions related to frequent or disruptive transfers) for a period of at least 30 days following the Effective Date of the Substitutions. Additionally, all Affected Contract Owners
will be sent prospectuses of the applicable Replacement Funds before the Effective Date.

Within five (5) business days after the Effective Date, Affected Contract Owners will be sent a written confirmation (“Post-Substitution Confirmation”) indicating that shares of the
Existing Funds have been redeemed and that the shares of the corresponding Replacement Fund have been substituted. The Post-Substitution Confirmation will show how the allocation of the
Contract Owner’s account value before and immediately following the Substitutions have changed as a result of the Substitutions and detail the transactions effected on behalf of the respective Affected Contract Owner because of the Substitutions.

D.	Relief Requested. Applicants request that the Commission issue an order pursuant to
Section 26(c) of the 1940 Act approving the Substitutions.

IV - APPLICANTS’ ANALYSIS IN SUPPORT OF REQUEST FOR AN ORDER
PURSUANT TO SECTION 26(c) OF THE 1940 ACT

A.	Relevant Statutory Provisions. Section 26(c) of the 1940 Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section
26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 26(c) was added to the 1940 Act by the Investment Company Amendments Act
of 1970 then as Section 26(b). Prior to enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the
Commission, concerned with the high sales charges then common to most unit investment trusts
13

and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund,[10] recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.[11]

Congress responded to the Commission’s concerns by enacting Section 26(b) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for
Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and provisions of the 1940 Act.[12]

The substitution of shares held by each Account, as described above, appears to involve a substitution of securities within the meaning of Section 26(c) of the 1940 Act.[13] Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the
Substitutions.

B.	Comparison of Fees and Expenses, Investment Objectives, Strategies and Risks,
Expense Ratios and Total Return. At the time of the Substitutions the overall fees and expenses of the Replacement Funds will be less than those assessed by the Existing Funds.[14]

_________________________
[10]	In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(b) in order to specifically address substitutions by unit investment trusts that previously had been scrutinized under Section 11 of the 1940 Act.
See House Committee Interstate and Foreign Commerce, Report on the Securities and Exchange Commission on
Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337
(1966).
[11]	See id.
[12]	S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936
(1970).
[13]	While Section 26(b), by its terms, applies only to a unit investment trust holding the securities of one issuer, the
Commission has interpreted Section 26(b) to apply to “a substitution of securities in any subaccount of a registered separate account.” Adoption of Permanent Exemptions from Certain Provisions of the Investment
Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No.
12678 (Sept. 21, 1982) (emphasis added).
[14]	For two years following the implementation of the Substitution described herein, the net annual expenses of each
Replacement Fund will not exceed the net annual expenses of each corresponding Existing Fund as of August
31, 2014. To achieve this limitation, the Replacement Funds’ investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. In addition, the Companies will not increase the Contract fees and charges, including the asset based charges such as mortality and expense risk charges deducted from the subaccounts, which would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution.
14

Furthermore, each Replacement Fund has investment objectives and investment strategies that are similar to those of the corresponding Existing Fund, or each Replacement Fund’s underlying portfolio construction and investment results are similar to those of the corresponding
Existing Fund. Accordingly, the Applicants believe that the fundamental investment objectives, risk and performance expectations of the Affected Contract Owners will continue to be met after the Substitutions.

Applicants generally submit that the Substitutions meet the standards that the
Commission and its staff have applied to similar substitutions that have been approved in the past.[15]

Comparative information regarding fees and expenses (including management fee breakpoints),[16]
investment objectives and strategies, expense ratios and total return for the proposed
Substitutions is as follows.

________________________
[15] See, e.g. Lincoln National Life Company, et al., (File No. 812-14063), Investment Company Act Release No.
30517 (May 14, 2013)(Order); AXA Equitable Life Insurance Company, et al., (File No. 812-14036), Investment
Company Act Release No. 30405 (February 26, 2013)(Order); New York Life Insurance and Annuity
Corporation, et al., (File No. 812-13903), Investment Company Act Release No. 29947 (February 14,
2012)(Order); Allianz Life Insurance Company of North America, et al., (File No. 812-13821), Investment
Company Act Release No. 29716 (July 6, 2011)(Order); AXA Equitable Life Insurance Company, et al., (File
No. 812-13686), Investment Company Act Release No. 29372 (July 29, 2010)(Order); Nationwide Life
Insurance Company, et al., (File No. 812-13495), Investment Company Act Release No 28815 (July 8,
2009)(Order); Riversource Life Insurance Company, et al., (File No. 812-13492), Investment Company Act
Release No. 28575 (December 30, 2008)(Order); ING USA Annuity and Life Insurance Company, et al., (File
No. 812-13466), Investment Company Act Release No. 28285 (May 23, 2008) (Order); ING Life Insurance and
Annuity Company, et al., (File No. 812-13361), Investment Company Act Release No. 27885 (July 16, 2007)
(Order); ING Life Insurance and Annuity Company, et al., (File No. 812-13260), Investment Company Act
Release No. 27445 (August 15, 2006) (Order); ING USA Annuity and Life Insurance Company, et al., (File No.
812-13148), Investment Company Act Release No. 27052 (August 30, 2005) (Order); ING Life Insurance and
Annuity Company, et al., (File No. 812-13101), Investment Company Act Release No. 26711 (December 20,
2004) (Order); Security Life of Denver Insurance Company, et al., (File No. 812-11010), Investment Company
Act Release No. 23291 (June 29, 1998) (Order).
[16] The tables show the operating expenses for the Replacement Fund and the Existing Fund as a ratio of expenses to average daily net assets. The fees and expenses of the Replacement Fund and the Existing Fund are based on net assets as of August 31, 2014.
15

1.	Voya Russell Large Cap Value Index Portfolio for the ClearBridge Variable
Large Cap Value Portfolio.

a.	Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of August 31, 2014, are as follows:

					Total		Net
	Management	Distribution	Administrative	Other	Annual	Expense	Annual
	Fees	(12b-1) Fees	Service Fee	Expenses	Expenses	Waivers	Expenses
Replacement Fund
· Voya Russell Large
Cap Value Index
Portfolio – Class I	0.45%	None	0.10%	0.04%	0.60%*	0.10%	0.50%
Existing Fund
· ClearBridge Variable
Large Cap Value
Portfolio – Class I	0.65%	None	None	0.08%	0.73%	None	0.73%
*Includes 0.01% of acquired fund fees and expenses.

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund			Replacement Fund
ClearBridge Variable Large Cap Value			Voya Russell Large Cap Value Index
Portfolio			Portfolio
Total Net Expenses: 0.73% - Class I			Total Net Expenses: 0.50% - Class I

Management Fee: 0.65%			Management Fee: 0.45%

Management Fee Breakpoints			Management Fee Breakpoints
0.65%	First $350 million		0.45%	First $250 million
0.55%	Next $150 million		0.35%	Next $250 million
0.525%	Next $250 million		0.30%	Thereafter
0.50%	Next $250 million
0.45%	Over $1 billion

c.	Investment Objectives, Strategies and Risks.

Existing Fund			Replacement Fund
ClearBridge Variable Large Cap Value			Voya Russell Large Cap Value Index
Portfolio			Portfolio

Investment Objective –			Investment Objective –
The fund seeks long-term growth of capital as its			The Portfolio seeks investment results (before
primary investment objective. Current income is			fees and expenses) that correspond to the total
a secondary objective.			return (which includes capital appreciation and
income) of the Russell Top 200® Value Index

16

(“Index”).
Principal Investment Strategies –	Principal Investment Strategies –
Under normal circumstances, the fund invests at	Under normal market conditions, the Portfolio
least 80% of its net assets, plus borrowings for	invests at least 80% of its net assets (plus
investment purposes, if any, in equity securities,	borrowings for investment purposes) in equity
or other investments with similar economic	securities of companies, which are at the time of
characteristics, of companies with large market	purchase, included in the Index; convertible
capitalizations.	securities that are convertible into stocks
included in the Index; other derivatives whose
economic returns are, by design, closely
equivalent to the returns of the Index or its
components; and exchange-traded funds. The
Portfolio will provide shareholders with at least
60 days’ prior notice of any change in this
investment policy. Under normal market
conditions, the Portfolio invests all, or
substantially all of its assets in these securities.

The Portfolio may invest in other investment
companies to the extent permitted under the
Investment Company Act of 1940, as amended,
and the rules, regulations, and exemptive orders
thereunder (“1940 Act”).

The Portfolio currently invests principally in
common stocks and employs a “passive
management” approach designed to track the
performance of the Index.

The Index is an unmanaged index that measures
the performance of the especially large cap
segment of the U.S. equities universe
represented by stocks in the largest 200 by
market cap that exhibit value characteristics. The
Index includes those Russell Top 200® Index
companies that exhibit value characteristics,
including lower price-to-book ratios and lower
forecasted growth values. As of December 31,
2013, the smallest company in the Index had a
market capitalization of $3 billion and the largest
company had a market capitalization of $500.7
billion. As of February 28, 2014, a portion of the
Index was concentrated in the financials sector
and portions of the Index were focused in the
energy sector (including the oil, gas, and
consumable fuels industry) and the health care
sector.

17

The Portfolio may not always hold all of the
same securities as the Index. The Portfolio may
also invest in stock index futures and other
derivatives as a substitute for the sale or
purchase of securities in the Index and to provide
equity exposure to the Portfolio’s cash position.
Although the Portfolio attempts to track, as
closely as possible, the performance of the
Index, the Portfolio does not always perform
exactly like the Index. Unlike the Index, the
Portfolio has operating expenses and transaction
costs and therefore has a performance
disadvantage versus the Index.

The sub-adviser (“Sub-Adviser”) may sell a
security when the security’s percentage
weighting in the Index is reduced, when the
security is removed from the Index, or for other
reasons.

The Portfolio may lend portfolio securities on a
short-term or long-term basis, up to 33 1 /3 % of
its total assets.
Principal Risks –	Principal Risks –

Risk is inherent in all investing. There is no	An investor could lose money on an investment
assurance that the fund will meet its investment	in the Portfolio. Any of the following risks,
objective. The value of an investment in the	among others, could affect Portfolio
fund, as well as the amount of return an investor	performance or cause the Portfolio to lose
receives on their investment, may fluctuate	money or to underperform market averages of
significantly. An investor may lose part or all of	other funds.
their investment in the fund or their investment
may not perform as well as other similar	Company. The price of a given company’s
investments. The fund may take temporary	stock could decline or underperform for many
defensive positions; in such a case, the fund will	reasons including, among others, poor
not be pursuing its principal investment	management, financial problems, or business
strategies. The following is a summary	challenges. If a company declares bankruptcy or
description of certain risks of investing in the	becomes insolvent, its stock could become
fund.	worthless.

Stock market and equity securities risk. The	Concentration. To the extent that the
securities markets are volatile and the market	Portfolio’s index “concentrates,” as that term is
prices of the fund’s securities may decline	defined in the 1940 Act, in the securities of a
generally. Securities fluctuate in price based on	particular industry or group of industries or a
changes in a company’s financial condition and	single country or region, the Portfolio will
overall market and economic conditions. If the	concentrate its investments to approximately the
market prices of the securities owned by the fund	same extent as the Index. As a result, the
fall, the value of an investment in the fund will	Portfolio may be subject to greater market

18

decline.	fluctuation than a fund which has securities
representing a broader range of investment
Recent market events risk. The global financial	alternatives. If securities in which the Portfolio
crisis that began in 2008 has caused a significant	concentrates fall out of favor, the Portfolio could
decline in the value and liquidity of many	underperform funds that have greater
securities and unprecedented volatility in the	diversification.
markets. In response to the crisis, the U.S.
government and the Federal Reserve, as well as	Convertible Securities. Convertible securities
certain foreign governments and their central	are securities that are convertible into or
banks have taken steps to support financial	exercisable for common stocks at a stated price
markets, including by keeping interest rates at	or rate. Convertible securities are subject to the
historically low levels. More recently, the	usual risks associated with debt securities, such
Federal Reserve has reduced its market support	as interest rate and credit risk. In addition,
activities. Further reduction or withdrawal of this	because convertible securities react to changes in
support, failure of efforts in response to the	the value of the stocks into which they convert,
crisis, or investor perception that such efforts are	they are subject to market risk.
not succeeding could negatively affect financial
markets generally as well as result in higher	Credit. Prices of bonds and other debt
interest rates, increase market volatility and	instruments can fall if the issuer’s actual or
reduce the value and liquidity of certain	perceived financial health deteriorates, whether
securities.	because of broad economic or issuer-specific
reasons. In certain cases, the issuer could be late
This environment could make identifying	in paying interest or principal, or could fail to
investment risks and opportunities especially	pay altogether.
difficult for the subadviser, and whether or not
the fund invests in securities of issuers located in	Derivative Instruments. Derivative
or with significant exposure to countries	instruments are subject to a number of risks,
experiencing economic and financial difficulties,	including the risk of changes in the market price
the value and liquidity of the fund’s investments	of the underlying securities, credit risk with
may be negatively affected. In addition, policy	respect to the counterparty, risk of loss due to
and legislative changes in the United States and	changes in interest rates and liquidity risk. The
in other countries are affecting many aspects of	use of certain derivatives may also have a
financial regulation. The impact of these changes	leveraging effect which may increase the
on the markets, and the practical implications for	volatility of the Portfolio and reduce its returns.
market participants, may not be fully known for	Derivatives may not perform as expected, so the
some time.	Portfolio may not realize the intended benefits.
When used for hedging, the change in value of a
Issuer risk. The value of a security can go up or	derivative may not correlate as expected with the
down more than the market as a whole and can	currency, security or other risk being hedged. In
perform differently from the value of the market	addition, given their complexity, derivatives
as a whole, often due to disappointing earnings	expose the Portfolio to the risk of improper
reports by the issuer, unsuccessful products or	valuation.
services, loss of major customers, major
litigation against the issuer or changes in	Focused Investing. To the extent that the
government regulations affecting the issuer or	Portfolio invests a substantial portion of its
the competitive environment. The fund may	assets in a particular industry, sector, market
experience a substantial or complete loss on an	segment, or geographical area, its investments
individual security. Historically, the prices of	will be sensitive to developments in that

19

securities of small and medium capitalization	industry, sector, market segment, or
companies have generally gone up or down more	geographical area. The Portfolio assumes the
than those of large capitalization companies,	risk that changing economic conditions;
although even large capitalization companies	changing political or regulatory conditions; or
may fall out of favor with investors.	natural and other disasters affecting the
particular industry, sector, market segment, or
Large capitalization company risk. Large	geographical area in which the Portfolio focuses
capitalization companies may fall out of favor	its investments could have a significant impact
with investors.	on its investment performance and could
ultimately cause the Portfolio to underperform,
Liquidity risk. Some assets held by the fund	or be more volatile than, other funds that invest
may be impossible or difficult to sell,	more broadly.
particularly during times of market turmoil.
These illiquid assets may also be difficult to	Index Strategy. The index selected may
value. If the fund is forced to sell an illiquid	underperform the overall market and the
asset to meet redemption requests or other cash	Portfolio might fail to track its target index. The
needs, the fund may be forced to sell at a loss.	correlation between the Portfolio and index
performance may be affected by the Portfolio’s
Portfolio selection risk. The value of an	expenses and the timing of purchases and
investment may decrease if the subadviser’s	redemptions of the Portfolio’s shares. The
judgment about the attractiveness or value of or	Portfolio’s actual holdings might not match the
market trends affecting a particular security,	Index and the Portfolio’s effective exposure to
industry, sector or region, or about market	index securities at any given time may not equal
movements is incorrect.	100%.

Value investing risk. The value approach to	Interest Rate. With bonds and other fixed rate
investing involves the risk that stocks may	debt instruments, a rise in interest rates generally
remain undervalued. Value stocks may	causes values to fall; conversely, values
underperform the overall equity market while the	generally rise as interest rates fall. The higher
market concentrates on growth stocks. Although	the credit quality of the instrument, and the
the fund will not concentrate its investments in	longer its maturity or duration, the more
any one industry or industry group, it may, like	sensitive it is likely to be to interest rate risk. In
many value funds, weight its investments toward	the case of inverse securities, the interest rate
certain industries, thus increasing its exposure to	generally will decrease when the market rate of
factors adversely affecting issuers within those	interest to which the inverse security is indexed
industries.	increases. As of the date of this Prospectus,
interest rates in the United States are at or near
Risk of increase in expenses. An investor’s	historic lows, which may increase the Portfolio’s
actual costs of investing in the fund may be	exposure to risks associated with rising interest
higher than the expenses shown in “Annual fund	rates. Rising interest rates could have
operating expenses” for a variety of reasons. For	unpredictable effects on the markets and may
example, expense ratios may be higher than	expose fixed-income and related markets to
those shown if a fee limitation is changed or	heightened volatility. For fixed-income
terminated or if average net assets decrease. Net	securities, an increase in interest rates may lead
assets are more likely to decrease and fund	to increased redemptions and increased portfolio
expense ratios are more likely to increase when	turnover, which could reduce liquidity for
markets are volatile.	certain Portfolio investments, adversely affect
values, and increase a Portfolio’s costs. If dealer

20

capacity in fixed-income markets is insufficient
for market conditions, it may further inhibit
liquidity and increase volatility in the fixed
income markets.

Liquidity. If a security is illiquid, the Portfolio
might be unable to sell the security at a time
when the Portfolio’s manager might wish to sell,
and the security could have the effect of
decreasing the overall level of the Portfolio’s
liquidity. Further, the lack of an established
secondary market may make it more difficult to
value illiquid securities, which could vary from
the amount the Portfolio could realize upon
disposition. The Portfolio may make investments
that become less liquid in response to market
developments or adverse investor perception.
The Portfolio could lose money if it cannot sell a
security at the time and price that would be most
beneficial to the Portfolio.

Market. Stock prices may be volatile and are
affected by the real or perceived impacts of such
factors as economic conditions and political
events. Stock markets tend to be cyclical, with
periods when stock prices generally rise and
periods when stock prices generally decline. Any
given stock market segment may remain out of
favor with investors for a short or long period of
time, and stocks as an asset class may
underperform bonds or other asset classes during
some periods. Additionally, legislative,
regulatory or tax policies or developments in
these areas may adversely impact the investment
techniques available to a manager, add to
Portfolio costs and impair the ability of the
Portfolio to achieve its investment objectives.

Other Investment Companies. The main risk
of investing in other investment companies,
including exchange-traded funds, is the risk that
the value of the securities underlying a registered
open-end management investment company
might decrease. Because the Portfolio may
invest in other investment companies, an
investor will pay a proportionate share of the
expenses of those other investment companies
(including management fees, administration fees,

21

and custodial fees) in addition to the expenses of
the Portfolio.

Securities Lending. Securities lending
involves two primary risks: “investment risk”
and “borrower default risk.” Investment risk is
the risk that the Portfolio will lose money from
the investment of the cash collateral received
from the borrower. Borrower default risk is the
risk that the Portfolio will lose money due to the
failure of a borrower to return a borrowed
security in a timely manner.

Value Investing. Securities that appear to be
undervalued may never appreciate to the extent
expected. Further, because the prices of value-
oriented securities tend to correlate more closely
with economic cycles than growth-oriented
securities, they generally are more sensitive to
changing economic conditions, such as changes
in interest rates, corporate earnings and
industrial production.

d. Comparison. The Applicants believe that while the Existing Fund and the
Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other with similar weighted average holdings from a Morningstar style box perspective, risks and investment results. Each falls within the Morningstar Large Value style box. The differences between the
Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with the same benchmarks, principal investment strategies, and naming conventions, as there is significant investment flexibility within those constraints.

The Existing Fund’s investment objective is long-term growth of capital and the secondary objective is current income, and the Replacement Fund seeks to track the Russell Top 200 Value
Index. Under normal circumstances, the Existing Fund invests at least 80% of its net assets, plus borrowings for investment purposes, if any, in equity securities, or other investments with similar economic characteristics, of companies with large market capitalizations. The Replacement
Fund seeks investment results (before fees and expenses) that correspond to the total return
(which includes capital appreciation and income) of the Russell Top 200® Value Index
(“Index”). Under normal market conditions, the Replacement Fund invests at least 80% of its net assets in equity securities of companies, which are at the time of purchase, included in the
Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics. The Replacement Fund currently invests principally in common stocks and employs a “passive management” approach designed to track the performance of the
Index.

22

With respect to the Existing Fund’s and Replacement Fund’s primary and/or secondary investment objectives, each shares some combination of long-term capital appreciation and current/reasonable income language. The Replacement Fund, as an index fund, does not specifically state either capital appreciation or income in its objective but rather focuses on an index replication due to its passive nature. The passive index it is replicating, however, seeks to generate long-term capital appreciation and also delivers current/reasonable income. In fact, as of August 31, 2014, the current yield on the performance benchmark for the Replacement Fund, the Russell Top 200 Value Index, was 2.27%, higher than the current yield of the performance benchmark for the Existing Fund, the Russell 1000 Value Index, which was 2.17%.
Furthermore, while the listed principal investment strategies of the Existing Fund and the
Replacement Fund differ in language and breadth, at their core each is required to invest in more than 80% equity securities of a large cap, primarily income producing companies. Although the
Replacement Fund seeks to replicate an index, as noted above, the index is consists of equity securities of a large cap and income producing companies. Over 95% of the underlying securities in the index the Replacement Fund seeks to replicate (both by names and by asset weight) pay a dividend.

While the Existing Fund and the Replacing Fund are benchmarked to a different index, there is very high overlap in the construction and the returns of those differing indices. The companies that make up the Replacement Fund’s Russell Top 200 Value Index benchmark comprise 69% of the Existing Fund’s Russell 1000 Value Index benchmark.

Even though the overlap of these benchmarks is not 100%, there is a high correlation in the returns of these benchmarks over time. Over the past five years there is no less than a 98%
correlation in the returns between the Existing Fund’s benchmark and the Replacement Fund’s benchmark. This means that the returns tend to move nearly in lockstep with each other, and this has a similar effect on the actual returns of the Existing Fund and the Replacement Fund. As shown in the performance tables below, the Replacement Portfolio has exhibited similar or better performance to the Existing Portfolio at a meaningfully lower expense ratio.

To summarize, while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other such that each Affected Contract Owner’s fundamental investment objectives and risk and return expectations will continue to be met after the
Substitution.

e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Net Expense					(Inception Date)
	Ratio	1 Year	3 Years	5 Years	10 Years	Since Inception
Replacement Fund
· Voya Russell Large Cap						(05/01/2009)
Value Index Portfolio –
Class I	0.50%	22.89%	20.72%	14.96%	N/A	17.61%

23

Existing Fund
· ClearBridge Variable						(02/17/1998)
Large Cap Value Portfolio
– Class I	0.73%	23.19%	21.01%	16.04%	8.26%	7.07%

The Replacement Fund has slightly underperformed the Existing Fund over the one, three and five-year periods. The Replacement Fund will, however, allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Contract
Owners to materially greater risks than before the Substitution.

f. Post Substitution Net Assets. The estimated net assets of the Voya Russell
Large Cap Value Index Portfolio – Class I immediately following the proposed substitution will be approximately $63,616,470. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($51,723,771) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of August 31, 2014 ($11,892,699).

24

2.	Voya Russell Large Cap Value Index Portfolio for Fidelity VIP Equity-Income
Portfolio.

a.	Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of August 31, 2014, are as follows:

					Total		Net
	Management	Distribution	Administrative	Other	Annual	Expense	Annual
	Fees	(12b-1) Fees	Service Fee	Expenses	Expenses	Waivers	Expenses
Replacement Fund
· Voya Russell Large
Cap Value Index
Portfolio – Class I	0.45%	None	0.10%	0.04%	0.60%*	0.10%	0.50%
Existing Fund
· Fidelity VIP Equity-
Income Portfolio –
Initial Class	0.45%	None	None	0.10%	0.57%**	None	0.57%
Replacement Fund
· Voya Russell Large
Cap Value Index
Portfolio – Class S	0.45%	0.25%	0.10%	0.04%	0.85%*	0.10%	0.75%
Existing Fund
· Fidelity VIP Equity-
Income Portfolio –
Service 2 Class	0.45%	0.25%	None	0.10%	0.82%**	None	0.82%
			*Includes 0.01% of acquired fund fees and expenses.
			** Includes 0.02% of acquired fund fees and expenses.

b.	Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund			Replacement Fund
Fidelity VIP Equity-Income Portfolio			Voya Russell Large Cap Value Index
Total Net Expenses: 0.57% - Initial Class			Portfolio
	0.82% - Service 2 Class		Total Net Expenses:		0.50% - Class I
					0.75% - Class S
Management Fee: 0.45%
			Management Fee: 0.45%
Management Fee Breakpoints for both classes			Management Fee Breakpoints for both classes
of shares			of shares
0.2559%	Group Fee Rate*		0.45%	First $250 million
0.20%	Individual Fund Fee Rate		0.35%	Next $250 million
0.4559%	Management Fee Rate (sum of		0.30%	Thereafter
above)

25

* Fidelity calculates a "Group Fee Rate." The group fee
rate is based on the monthly average net assets of all of
the registered investment companies with which FMR
has management contracts. The Group Fee Rate of
0.2559% corresponds to AUM up to $1,374 billion.

c. Investment Objectives, Strategies and Risks.

Existing Fund	Replacement Fund
Fidelity VIP Equity-Income Portfolio	Voya Russell Large Cap Value Index
Portfolio
Investment Objective –
Investment Objective –
The fund seeks reasonable income. The fund will
also consider the potential for capital	The Portfolio seeks investment results (before
appreciation. The fund's goal is to achieve a	fees and expenses) that correspond to the total
yield which exceeds the composite yield on the	return (which includes capital appreciation and
securities comprising the S&P 500® Index.	income) of the Russell Top 200® Value Index
(“Index”).
Principal Investment Strategies –	Principal Investment Strategies –

Normally invests at least 80% of assets in equity	Under normal market conditions, the Portfolio
securities.	invests at least 80% of its net assets (plus
borrowings for investment purposes) in equity
Normally invests primarily in income-producing	securities of companies, which are at the time of
equity securities, which tends to lead to	purchase, included in the Index; convertible
investments in large cap "value" stocks.	securities that are convertible into stocks
included in the Index; other derivatives whose
Potentially invests in other types of equity	economic returns are, by design, closely
securities and debt securities, including lower-	equivalent to the returns of the Index or its
quality debt securities.	components; and exchange-traded funds. The
Portfolio will provide shareholders with at least
Invests in domestic and foreign issuers.	60 days’ prior notice of any change in this
investment policy. Under normal market
Uses fundamental analysis of factors such as	conditions, the Portfolio invests all, or
each issuer's financial condition and industry	substantially all of its assets in these securities.
position, as well as market and economic
conditions, to select investments.	The Portfolio may invest in other investment
companies to the extent permitted under the
Potentially uses using covered call options as	Investment Company Act of 1940, as amended,
tools in managing the fund's assets.	and the rules, regulations, and exemptive orders
thereunder (“1940 Act”).

The Portfolio currently invests principally in
common stocks and employs a “passive
management” approach designed to track the
performance of the Index.

26

The Index is an unmanaged index that measures
the performance of the especially large cap
segment of the U.S. equities universe
represented by stocks in the largest 200 by
market cap that exhibit value characteristics. The
Index includes those Russell Top 200® Index
companies that exhibit value characteristics,
including lower price-to-book ratios and lower
forecasted growth values. As of December 31,
2013, the smallest company in the Index had a
market capitalization of $3 billion and the largest
company had a market capitalization of $500.7
billion. As of February 28, 2014, a portion of the
Index was concentrated in the financials sector
and portions of the Index were focused in the
energy sector (including the oil, gas, and
consumable fuels industry) and the health care
sector.

The Portfolio may not always hold all of the
same securities as the Index. The Portfolio may
also invest in stock index futures and other
derivatives as a substitute for the sale or
purchase of securities in the Index and to provide
equity exposure to the Portfolio’s cash position.
Although the Portfolio attempts to track, as
closely as possible, the performance of the
Index, the Portfolio does not always perform
exactly like the Index. Unlike the Index, the
Portfolio has operating expenses and transaction
costs and therefore has a performance
disadvantage versus the Index.

The sub-adviser (“Sub-Adviser”) may sell a
security when the security’s percentage
weighting in the Index is reduced, when the
security is removed from the Index, or for other
reasons.

The Portfolio may lend portfolio securities on a
short-term or long-term basis, up to 33 1 /3 % of
its total assets.

Principal Risks –	Principal Risks –

Stock Market Volatility. Stock markets are	An investor could lose money on an investment
volatile and can decline significantly in response	in the Portfolio. Any of the following risks,
to adverse issuer, political, regulatory, market, or	among others, could affect Portfolio

27

economic developments. Different parts of the	performance or cause the Portfolio to lose
market, including different market sectors, and	money or to underperform market averages of
different types of securities can react differently	other funds.
to these developments.
Company. The price of a given company’s
Interest Rate Changes. Interest rate increases	stock could decline or underperform for many
can cause the price of a debt security to decrease.	reasons including, among others, poor
management, financial problems, or business
Foreign Exposure. Foreign markets can be	challenges. If a company declares bankruptcy or
more volatile than the U.S. market due to	becomes insolvent, its stock could become
increased risks of adverse issuer, political,	worthless.
regulatory, market, or economic developments
and can perform differently from the U.S.	Concentration. To the extent that the
market.	Portfolio’s index “concentrates,” as that term is
defined in the 1940 Act, in the securities of a
Issuer-Specific Changes. The value of an	particular industry or group of industries or a
individual security or particular type of security	single country or region, the Portfolio will
can be more volatile than, and can perform	concentrate its investments to approximately the
differently from, the market as a whole. Lower-	same extent as the Index. As a result, the
quality debt securities (those of less than	Portfolio may be subject to greater market
investment-grade quality, also referred to as high	fluctuation than a fund which has securities
yield debt securities) and certain types of other	representing a broader range of investment
securities involve greater risk of default or price	alternatives. If securities in which the Portfolio
changes due to changes in the credit quality of	concentrates fall out of favor, the Portfolio could
the issuer. The value of lower-quality debt	underperform funds that have greater
securities and certain types of other securities	diversification.
can be more volatile due to increased sensitivity
to adverse issuer, political, regulatory, market, or	Convertible Securities. Convertible securities
economic developments.	are securities that are convertible into or
exercisable for common stocks at a stated price
"Value" Investing. "Value" stocks can perform	or rate. Convertible securities are subject to the
differently from the market as a whole and other	usual risks associated with debt securities, such
types of stocks and can continue to be	as interest rate and credit risk. In addition,
undervalued by the market for long periods of	because convertible securities react to changes in
time.	the value of the stocks into which they convert,
they are subject to market risk.
An investor could lose money by investing in the
fund.	Credit. Prices of bonds and other debt
instruments can fall if the issuer’s actual or
perceived financial health deteriorates, whether
because of broad economic or issuer-specific
reasons. In certain cases, the issuer could be late
in paying interest or principal, or could fail to
pay altogether.

Derivative Instruments. Derivative
instruments are subject to a number of risks,
including the risk of changes in the market price

28

of the underlying securities, credit risk with
respect to the counterparty, risk of loss due to
changes in interest rates and liquidity risk. The
use of certain derivatives may also have a
leveraging effect which may increase the
volatility of the Portfolio and reduce its returns.
Derivatives may not perform as expected, so the
Portfolio may not realize the intended benefits.
When used for hedging, the change in value of a
derivative may not correlate as expected with the
currency, security or other risk being hedged. In
addition, given their complexity, derivatives
expose the Portfolio to the risk of improper
valuation.

Focused Investing. To the extent that the
Portfolio invests a substantial portion of its
assets in a particular industry, sector, market
segment, or geographical area, its investments
will be sensitive to developments in that
industry, sector, market segment, or
geographical area. The Portfolio assumes the
risk that changing economic conditions;
changing political or regulatory conditions; or
natural and other disasters affecting the
particular industry, sector, market segment, or
geographical area in which the Portfolio focuses
its investments could have a significant impact
on its investment performance and could
ultimately cause the Portfolio to underperform,
or be more volatile than, other funds that invest
more broadly.

Index Strategy. The index selected may
underperform the overall market and the
Portfolio might fail to track its target index. The
correlation between the Portfolio and index
performance may be affected by the Portfolio’s
expenses and the timing of purchases and
redemptions of the Portfolio’s shares. The
Portfolio’s actual holdings might not match the
Index and the Portfolio’s effective exposure to
index securities at any given time may not equal
100%.

Interest Rate. With bonds and other fixed rate
debt instruments, a rise in interest rates generally
causes values to fall; conversely, values

29

generally rise as interest rates fall. The higher
the credit quality of the instrument, and the
longer its maturity or duration, the more
sensitive it is likely to be to interest rate risk. In
the case of inverse securities, the interest rate
generally will decrease when the market rate of
interest to which the inverse security is indexed
increases. As of the date of this Prospectus,
interest rates in the United States are at or near
historic lows, which may increase the Portfolio’s
exposure to risks associated with rising interest
rates. Rising interest rates could have
unpredictable effects on the markets and may
expose fixed-income and related markets to
heightened volatility. For fixed-income
securities, an increase in interest rates may lead
to increased redemptions and increased portfolio
turnover, which could reduce liquidity for
certain Portfolio investments, adversely affect
values, and increase a Portfolio’s costs. If dealer
capacity in fixed-income markets is insufficient
for market conditions, it may further inhibit
liquidity and increase volatility in the fixed
income markets.

Liquidity. If a security is illiquid, the Portfolio
might be unable to sell the security at a time
when the Portfolio’s manager might wish to sell,
and the security could have the effect of
decreasing the overall level of the Portfolio’s
liquidity. Further, the lack of an established
secondary market may make it more difficult to
value illiquid securities, which could vary from
the amount the Portfolio could realize upon
disposition. The Portfolio may make investments
that become less liquid in response to market
developments or adverse investor perception.
The Portfolio could lose money if it cannot sell a
security at the time and price that would be most
beneficial to the Portfolio.

Market. Stock prices may be volatile and are
affected by the real or perceived impacts of such
factors as economic conditions and political
events. Stock markets tend to be cyclical, with
periods when stock prices generally rise and
periods when stock prices generally decline. Any
given stock market segment may remain out of

30

favor with investors for a short or long period of
time, and stocks as an asset class may
underperform bonds or other asset classes during
some periods. Additionally, legislative,
regulatory or tax policies or developments in
these areas may adversely impact the investment
techniques available to a manager, add to
Portfolio costs and impair the ability of the
Portfolio to achieve its investment objectives.

Other Investment Companies. The main risk
of investing in other investment companies,
including exchange-traded funds, is the risk that
the value of the securities underlying a registered
open-end management investment company
might decrease. Because the Portfolio may
invest in other investment companies, an
investor will pay a proportionate share of the
expenses of those other investment companies
(including management fees, administration fees,
and custodial fees) in addition to the expenses of
the Portfolio.

Securities Lending. Securities lending
involves two primary risks: “investment risk”
and “borrower default risk.” Investment risk is
the risk that the Portfolio will lose money from
the investment of the cash collateral received
from the borrower. Borrower default risk is the
risk that the Portfolio will lose money due to the
failure of a borrower to return a borrowed
security in a timely manner.

Value Investing. Securities that appear to be
undervalued may never appreciate to the extent
expected. Further, because the prices of value-
oriented securities tend to correlate more closely
with economic cycles than growth-oriented
securities, they generally are more sensitive to
changing economic conditions, such as changes
in interest rates, corporate earnings and
industrial production.

31

d. Comparison. The Applicants believe that while the Existing Fund and the
Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other with similar weighted average holdings from a Morningstar style box perspective, risks and investment results. Each falls within the Morningstar Large Value style box. The differences between the
Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with the same benchmarks, principal investment strategies, and naming conventions, as there is significant investment flexibility within those constraints.

The Existing Fund’s investment objective is to seek reasonable income, and will also consider the potential for capital appreciation. The Existing Fund normally invests at least 80% of assets in equity securities, primarily in income-producing equity securities, which tends to lead to investments in large cap "value" stocks. The Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index (“Index”). Under normal market conditions, the
Replacement Fund invests at least 80% of its net assets in equity securities of companies, which are at the time of purchase, included in the Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics. The
Replacement Fund currently invests principally in common stocks and employs a “passive management” approach designed to track the performance of the Index.

With respect to the Existing Fund’s and Replacement Fund’s primary and/or secondary investment objectives, each shares some combination of long-term capital appreciation and current/reasonable income language. The Replacement Fund, as an index fund, does not specifically state either capital appreciation or income in its objective but rather focuses on an index replication due to its passive nature. The passive index it is replicating, however, seeks to generate long-term capital appreciation and also delivers current/reasonable income. In fact, as of August 31, 2014, the current yield on the performance benchmark for the Replacement Fund, the Russell Top 200 Value Index, was 2.27%, higher than the current yield of the performance benchmark for the Existing Fund, the Russell 3000 Value Index, which was 2.15%.

Furthermore, while the listed principal investment strategies of the Existing Fund and the
Replacement Fund differ in language and breadth, at their core each is required to invest in more than 80% equity securities of a large cap, primarily income producing companies. Although the
Replacement Fund seeks to replicate an index, as noted above, the index is consists of equity securities of a large cap and income producing companies. Over 95% of the underlying securities in the index the Replacement Fund seeks to replicate (both by names and by asset weight) pay a dividend.

While the Existing Fund and the Replacing Fund are benchmarked to a different index, there is very high overlap in the construction and the returns of those differing indices. The companies that make up the Replacement Fund’s Russell Top 200 Value Index benchmark comprise 64% of the Existing Fund’s Russell 3000 Value Index benchmark.

Even though the overlap of these benchmarks is not 100%, there is a high correlation in the returns of these benchmarks over time. Over the past five years there is no less than a 98%

32

correlation in the returns between the Existing Fund’s benchmark and the Replacement Fund’s benchmark. This means that the returns tend to move nearly in lockstep with each other, and this has a similar effect on the actual returns of the Existing Fund and the Replacement Fund. As shown in the performance tables below, the Replacement Portfolio has exhibited similar or better performance to the Existing Portfolio at a meaningfully lower expense ratio.

To summarize, while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other such that each Affected Contract Owner’s fundamental investment objectives and risk and return expectations will continue to be met after the
Substitution.

e.	Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Net Expense					(Inception Date)
	Ratio	1 Year	3 Years	5 Years	10 Years	Since Inception
Replacement Fund
· Voya Russell Large Cap						(05/01/2009)
Value Index Portfolio –
Class I	0.50%	22.89%	20.72%	14.96%	N/A	17.61%
Existing Fund
· Fidelity VIP Equity-						(10/09/1986)
Income Portfolio – Initial
Class	0.57%	20.13%	19.07%	15.43%	7.28%	9.51%
Replacement Fund
· Voya Russell Large Cap						(05/01/2009)
Value Index Portfolio –
Class S	0.75%	22.62%	20.44%	14.68%	N/A	17.35%
Existing Fund
· Fidelity VIP Equity-						(01/12/2000)
Income Portfolio – Service
2 Class	0.82%	19.87%	18.79%	15.15%	7.02%	5.68%

f.	Post Substitution Net Assets. The estimated net assets of the Voya Russell
Large Cap Value Index Portfolio – Class I immediately following the proposed substitution will be approximately $102,560,030. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($51,723,771) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of August 31, 2014 ($50,836,259).

The estimated net assets of the Voya Russell Large Cap Value Index Portfolio – Class S
immediately following the proposed substitution will be approximately $309,764,378. This is based on estimated net assets of the Replacement Fund immediately before the substitution
($140,739,513) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of August 31, 2014 ($169,024,865).

33

3.				Voya Russell Large Cap Index Portfolio for the Invesco VI Core Equity Fund.

a.	Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of August 31, 2014, are as follows:

					Total		Net
	Management	Distribution	Administrative	Other	Annual	Expense	Annual
	Fees	(12b-1) Fees	Service Fee	Expenses	Expenses	Waivers	Expenses
Replacement Fund
· Voya Russell Large
Cap Index Portfolio –
Class S	0.25%	0.25%	0.10%	0.03%	0.64%*	0.01%	0.63%
Existing Fund
· Invesco VI Core
Equity Fund – Class I	0.61%	None	None	0.29%	0.92%**	0.02%	0.90%
*Includes 0.01% of acquired fund fees and expenses.
**Includes 0.02% of acquired fund fees and expenses.

b.	Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund			Replacement Fund
Invesco VI Core Equity Fund			Voya Russell Large Cap Index Portfolio
Total Net Expenses: 0.90% - Class I			Total Net Expenses: 0.63% - Class S

Management Fee: 0.61%			Management Fee: 0.25%
Management Fee Breakpoints			Management Fee Breakpoints

0.65%	First $250 million		0.25%	First $1 billion
0.60%	Over $250 million		0.23%	Next$1 billion
			0.21%	Thereafter

c.	Investment Objectives, Strategies and Risks.

Existing Fund			Replacement Fund
Invesco VI Core Equity Fund			Voya Russell Large Cap Index Portfolio

Investment Objective –			Investment Objective –

The Fund’s investment objective is long-term			The Portfolio seeks investment results (before
growth of capital.			fees and expenses) that correspond to the total
return (which includes capital appreciation and
income) of the Russell Top 200® Index
(“Index”).

Principal Investment Strategies –			Principal Investment Strategies –

34

The portfolio management team seeks to	Under normal market conditions, the Portfolio
construct a portfolio of issuers that have high or	invests at least 80% of its net assets (plus
improving return on invested capital (ROIC),	borrowings for investment purposes) in equity
quality management, a strong competitive	securities of companies, which are at the time of
position and which are trading at compelling	purchase, included in the Index; convertible
valuations. The Fund invests, under normal	securities that are convertible into stocks
circumstances, at least 80% of its net assets (plus	included in the Index; other derivatives whose
any borrowings for investment purposes) in	economic returns are, by design, closely
equity securities and in derivatives and other	equivalent to the returns of the Index or its
instruments that have economic characteristics	components; and exchange-traded funds. The
similar to such securities. The Fund invests	Portfolio will provide shareholders with at least
primarily in equity securities. The principal type	60 days’ prior notice of any change in this
of equity securities in which the Fund invests is	investment policy. Under normal market
common stock. The Fund may invest in the	conditions, the Portfolio invests all, or
securities of issuers of all capitalization sizes;	substantially all of its assets in these securities.
however, a substantial number of the issuers in
which the Fund invests are large-capitalization	The Portfolio may invest in other investment
issuers.	companies to the extent permitted under the
Investment Company Act of 1940, as amended,
The Fund may invest up to 25% of its net assets	and the rules, regulations, and exemptive orders
in foreign securities, which includes foreign debt	thereunder (“1940 Act”).
and foreign equity securities.
The Portfolio currently invests principally in
The Fund employs a risk management strategy	common stocks and employs a “passive
to help minimize loss of capital and reduce	management” approach designed to track the
excessive volatility. Pursuant to this strategy, the	performance of the Index.
Fund generally invests a substantial amount of
its assets in cash and cash equivalents. As a	The Index is an unmanaged index that measures
result, the Fund may not achieve its investment	the performance of the 200 largest companies in
objective.	the Russell 1000® Index, which together
represent approximately 69% of the total market
The Fund can invest in derivative instruments,	capitalization of the Russell 1000® Index. As of
including futures contracts and forward foreign	December 31, 2013 the smallest company in the
currency contracts.	Index had a market capitalization of $3 billion
and the largest company had a market
The Fund can use futures contracts, including	capitalization of $500.7 billion. As of February
index futures, to gain exposure to the broad	28, 2014, portions of the Index were focused in
market by equitizing cash and as a hedge against	the information technology sector and the
downside risk.	financials sector.

The Fund can use forward foreign currency	The Portfolio may not always hold all of the
contracts to hedge against adverse movements in	same securities as the Index. The Portfolio may
the foreign currencies in which portfolio	also invest in stock index futures and other
securities are denominated.	derivatives as a substitute for the sale or
purchase of securities in the Index and to provide
In selecting securities for the Fund, the portfolio	equity exposure to the Portfolio’s cash position.
managers conduct fundamental research of	Although the Portfolio attempts to track, as
issuers to gain a thorough understanding of their	closely as possible, the performance of the

35

business prospects, appreciation potential and	Index, the Portfolio does not always perform
ROIC. The process they use to identify potential	exactly like the Index. Unlike the Index, the
investments for the Fund includes three phases:	Portfolio has operating expenses and transaction
financial analysis, business analysis and	costs and therefore has a performance
valuation analysis. Financial analysis evaluates	disadvantage versus the Index.
an issuer’s capital allocation, and provides vital
insight into historical and potential ROIC which	The sub-adviser (“Sub-Adviser”) may sell a
is a key indicator of business quality and caliber	security when the security’s percentage
of management. Business analysis allows the	weighting in the Index is reduced, when the
team to determine an issuer’s competitive	security is removed from the Index, or for other
positioning by identifying key drivers of the	reasons.
issuer, understanding industry challenges and
evaluating the sustainability of competitive	The Portfolio may lend portfolio securities on a
advantages. Both the financial and business	short-term or long-term basis, up to 33 1 /3 % of
analyses serve as a basis to construct valuation	its total assets
models that help estimate an issuer’s value. The
portfolio managers use three primary valuation
techniques: discounted cash flow, traditional
valuation multiples and net asset value. At the
conclusion of their research process, the
portfolio managers will generally invest in an
issuer when they have determined it potentially
has high or improving ROIC, quality
management, a strong competitive position and
is trading at an attractive valuation.

The portfolio managers consider selling a
security when it exceeds the target price, has not
shown a demonstrable improvement in
fundamentals or a more compelling investment
opportunity exists.

Principal Risks –	Principal Risks –

As with any registered open-end management	An investor could lose money on an investment
investment company investment, loss of money	in the Portfolio. Any of the following risks,
is a risk of investing. An investment in the Fund	among others, could affect Portfolio
is not a deposit in a bank and is not insured or	performance or cause the Portfolio to lose
guaranteed by the Federal Deposit Insurance	money or to underperform market averages of
Corporation or any other governmental agency.	other funds.
The risks associated with an investment in the
Fund can increase during times of significant	Company. The price of a given company’s
market volatility. The principal risks of investing	stock could decline or underperform for many
in the Fund are:	reasons including, among others, poor
management, financial problems, or business
Cash/Cash Equivalents Risk. Holding cash or	challenges. If a company declares bankruptcy or
cash equivalents may negatively affect	becomes insolvent, its stock could become
performance.	worthless.

36

Debt Securities Risk. The Fund may invest in	Convertible Securities. Convertible securities
debt securities that are affected by changing	are securities that are convertible into or
interest rates and changes in their effective	exercisable for common stocks at a stated price
maturities and credit quality.	or rate. Convertible securities are subject to the
usual risks associated with debt securities, such
Derivatives Risk. The value of a derivative	as interest rate and credit risk. In addition,
instrument depends largely on (and is derived	because convertible securities react to changes in
from) the value of an underlying security,	the value of the stocks into which they convert,
currency, commodity, interest rate, index, or	they are subject to market risk.
other asset (each referred to as an underlying
asset). In addition to risks relating to the	Credit. Prices of bonds and other debt
underlying assets, the use of derivatives may	instruments can fall if the issuer’s actual or
include other, possibly greater, risks, including	perceived financial health deteriorates, whether
counterparty, leverage and liquidity risks.	because of broad economic or issuer-specific
Counterparty risk is the risk that the counterparty	reasons. In certain cases, the issuer could be late
to the derivative contract will default on its	in paying interest or principal, or could fail to
obligation to pay the Fund the amount owed or	pay altogether.
otherwise perform under the derivative contract.
Derivatives create leverage risk because they do	Derivative Instruments. Derivative
not require payment up front equal to the	instruments are subject to a number of risks,
economic exposure created by owning the	including the risk of changes in the market price
derivative. As a result, an adverse change in the	of the underlying securities, credit risk with
value of the underlying asset could result in the	respect to the counterparty, risk of loss due to
Fund sustaining a loss that is substantially	changes in interest rates and liquidity risk. The
greater than the amount invested in the	use of certain derivatives may also have a
derivative, which may make the Fund’s returns	leveraging effect which may increase the
more volatile and increase the risk of loss.	volatility of the Portfolio and reduce its returns.
Derivative instruments may also be less liquid	Derivatives may not perform as expected, so the
than more traditional investments and the Fund	Portfolio may not realize the intended benefits.
may be unable to sell or close out its derivative	When used for hedging, the change in value of a
positions at a desirable time or price. This risk	derivative may not correlate as expected with the
may be more acute under adverse market	currency, security or other risk being hedged. In
conditions, during which the Fund may be most	addition, given their complexity, derivatives
in need of liquidating its derivative positions.	expose the Portfolio to the risk of improper
Derivatives may also be harder to value, less tax	valuation.
efficient and subject to changing government
regulation that could impact the Fund’s ability to	Focused Investing. To the extent that the
use certain derivatives or their cost. Also,	Portfolio invests a substantial portion of its
derivatives used for hedging or to gain or limit	assets in a particular industry, sector, market
exposure to a particular market segment may not	segment, or geographical area, its investments
provide the expected benefits, particularly during	will be sensitive to developments in that
adverse market conditions.	industry, sector, market segment, or
geographical area. The Portfolio assumes the
Foreign Securities Risk. The Fund’s foreign	risk that changing economic conditions;
investments may be affected by changes in a	changing political or regulatory conditions; or
foreign country’s exchange rates, political and	natural and other disasters affecting the
social instability, changes in economic or	particular industry, sector, market segment, or

37

taxation policies, difficulties when enforcing	geographical area in which the Portfolio focuses
obligations, decreased liquidity, and increased	its investments could have a significant impact
volatility. Foreign companies may be subject to	on its investment performance and could
less regulation resulting in less publicly available	ultimately cause the Portfolio to underperform,
information about the companies.	or be more volatile than, other funds that invest
more broadly.
Management Risk. The investment techniques
and risk analysis used by the Fund’s portfolio	Index Strategy. The index selected may
managers may not produce the desired results.	underperform the overall market and the
Portfolio might fail to track its target index. The
Market Risk. The prices of and the income	correlation between the Portfolio and index
generated by the Fund’s securities may decline	performance may be affected by the Portfolio’s
in response to, among other things, investor	expenses and the timing of purchases and
sentiment, general economic and market	redemptions of the Portfolio’s shares. The
conditions, regional or global instability, and	Portfolio’s actual holdings might not match the
currency and interest rate fluctuations.	Index and the Portfolio’s effective exposure to
index securities at any given time may not equal
Small- and Mid-Capitalization Risks. Stocks	100%.
of small- and mid-sized companies tend to be
more vulnerable to adverse developments and
may have little or no operating history or track	Interest Rate. With bonds and other fixed rate
record of success, and limited product lines,	debt instruments, a rise in interest rates generally
markets, management and financial resources.	causes values to fall; conversely, values
The securities of small- and mid-sized	generally rise as interest rates fall. The higher
companies may be more volatile due to less	the credit quality of the instrument, and the
market interest and less publicly available	longer its maturity or duration, the more
information about the issuer. They also may be	sensitive it is likely to be to interest rate risk. In
illiquid or restricted as to resale, or may trade	the case of inverse securities, the interest rate
less frequently and in smaller volumes, all of	generally will decrease when the market rate of
which may cause difficulty when establishing or	interest to which the inverse security is indexed
closing a position at a desirable price.	decreases. As of the date of this Prospectus,
interest rates in the United States are at or near
historic lows, which may increase the Portfolio’s
exposure to risks associated with rising interest
rates. Rising interest rates could have
unpredictable effects on the markets and may
expose fixed-income and related markets to
heightened volatility. For fixed-income
securities, an increase in interest rates may lead
to increased redemptions and increased portfolio
turnover, which could reduce liquidity for
certain Portfolio investments, adversely affect
values, and increase a Portfolio’s costs. If dealer
capacity in fixed-income markets is insufficient
for market conditions, it may further inhibit
liquidity and increase volatility in the fixed
income markets.

38

Liquidity. If a security is illiquid, the Portfolio
might be unable to sell the security at a time
when the Portfolio’s manager might wish to sell,
and the security could have the effect of
decreasing the overall level of the Portfolio’s
liquidity. Further, the lack of an established
secondary market may make it more difficult to
value illiquid securities, which could vary from
the amount the Portfolio could realize upon
disposition. The Portfolio may make investments
that become less liquid in response to market
developments or adverse investor perception.
The Portfolio could lose money if it cannot sell a
security at the time and price that would be most
beneficial to the Portfolio.

Market. Stock prices may be volatile and are
affected by the real or perceived impacts of such
factors as economic conditions and political
events. Stock markets tend to be cyclical, with
periods when stock prices generally rise and
periods when stock prices generally decline. Any
given stock market segment may remain out of
favor with investors for a short or long period of
time, and stocks as an asset class may
underperform bonds or other asset classes during
some periods. Additionally, legislative,
regulatory or tax policies or developments in
these areas may adversely impact the investment
techniques available to a manager, add to
Portfolio costs and impair the ability of the
Portfolio to achieve its investment objectives.

Other Investment Companies. The main risk
of investing in other investment companies,
including exchange-traded funds, is the risk that
the value of the securities underlying a registered
open-end management investment company
might decrease. Because the Portfolio may
invest in other investment companies, an
investor will pay a proportionate share of the
expenses of those other investment companies
(including management fees, administration fees,
and custodial fees) in addition to the expenses of
the Portfolio.

Securities Lending. Securities lending

39

involves two primary risks: “investment risk”
and “borrower default risk.” Investment risk is
the risk that the Portfolio will lose money from
the investment of the cash collateral received
from the borrower. Borrower default risk is the
risk that the Portfolio will lose money due to the
failure of a borrower to return a borrowed
security in a timely manner.

d. Comparison. The Applicants believe that the Existing Fund and the
Replacement Fund have similar investment objectives and similar policies and risks.

The Existing Fund’s investment objective is long-term growth of capital. The portfolio management team seeks to construct a portfolio of issuers that have high or improving return on invested capital (ROIC), quality management, a strong competitive position and which are trading at compelling valuations. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and in derivatives and other instruments that have economic characteristics similar to such securities.
The Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index
(“Index”). Under normal market conditions, the Replacement Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index. The Replacement Fund currently invests principally in common stocks and employs a “passive management” approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of the 200 largest companies in the Russell 1000® Index, which together represent approximately
69% of the total market capitalization of the Russell 1000® Index

The Replacement Fund will offer investors exposure to similar types of stocks. Both Portfolios are classified in the Large Blend category by Morningstar. Both Portfolios have exhibited similar risk statistics. The three-year standard deviation for the Existing Fund is 11.97% and
12.19% for the Replacement Fund. Based on Morningstar analysis of the underlying holdings, the Replacement Fund tends to invest in larger companies with higher market capitalizations.

Even though the Existing Fund uses a more active strategy, the substitution is appropriate. The three-year correlation coefficient as of August 31, 2014, between the Existing Fund and
Replacement Fund is 0.95, representing a very strong positive relationship in returns. This means that as the Existing Fund moved up or down by a given amount, the Replacement Fund moved in the same direction by a very similar amount.

The Replacement Fund has outperformed the Existing Fund over common time periods. The
Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the
Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution.

40

e.	Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Net Expense					(Inception Date)
	Ratio	1 Year	3 Years	5 Years	10 Years	Since Inception
Replacement Fund						(03/10/2008)
· Voya Russell Large Cap
Index Portfolio – Class S	0.63%	24.66%	19.96%	15.77%	N/A	8.59%
Existing Fund						(05/02/1994)
· Invesco VI Core Equity
Fund – Class I	0.90%	21.81%	17.28%	14.14%	8.58%	8.73%

f.	Post Substitution Net Assets. The estimated net assets of the Voya Russell
Large Cap Index Portfolio – Class S immediately following the proposed substitution will be approximately $592,345,009. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($591,952,582) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of August 31, 2014 ($392,427).

41

4.	Voya Russell Large Cap Growth Index Portfolio for the Invesco VI American
Franchise Fund.

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution are, or will be prior to implementation of the Substitution, as follows:

					Total Annual Expenses		Net Annual Expenses
	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses		Expense Waivers

Replacement Fund
· Voya Russell Large
Cap Growth Index
Portfolio – Class S	0.40%	0.25%	0.10%	0.03%	0.78%	0.10%	0.68%[17]
Existing Fund
· Invesco VI American
Franchise Fund –
Class I	0.67%	None	None	0.29%	0.96%	None	0.96%[17]

b.	Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund
Invesco VI American Franchise Fund		Voya Russell Large Cap Growth Index
Total Net Expenses: 0.96% - Class I		Portfolio
Total Net Expenses: 0.68% - Class S
Management Fee: 0.67%
Management Fee: 0.40%
Management Fee Breakpoints		Management Fee Breakpoints

0.695%	First $250 million	0.40%	First $500 million
0.67%	Next $250 million	0.38%	Next $500 million
0.645%	Next $500 million	0.36%	Thereafter
0.62%	Next $550 million
0.60%	Next $3.45 billion
0.595%	Next $250 million
0.57%	Next $2.25 billion
0.545%	Next $2.5 billion
0.52%	Over $10 billion

[17] The fees and expenses of the Replacement Fund are those expected to be in effect on January 1, 2015.
Management of the Replacement Fund, the ING Russell Large Cap Growth Index Portfolio, has proposed a reduction in the fund’s management fee and a corresponding change to the fund’s management fee breakpoint schedule. This proposal is scheduled to be presented to the fund’s Board of Directors for approval on or about
November 19, 2014. If approved, which is fully expected, the management fee and the breakpoint schedule shown above will become effective January 1, 2015. The Fees and Expenses of the Replacement Fund are those that will be in place before this Substitution will be implemented. The fees and expenses of the Existing Fund are as of
August 31, 2014.
42

c. Investment Objectives, Strategies and Risks.

Existing Fund	Replacement Fund
Invesco VI American Franchise Fund	Voya Russell Large Cap Growth Index
Portfolio
Investment Objective –
The Fund’s investment objective is to seek	Investment Objective –
capital growth.	The Portfolio seeks investment results (before
fees and expenses) that correspond to the total
return (which includes capital appreciation and
income) of the Russell Top 200® Growth Index
(“Index”).
Principal Investment Strategies –	Principal Investment Strategies –

The Fund invests, under normal circumstances,	Under normal market conditions, the Portfolio
at least 80% of its net assets (plus any	invests at least 80% of its net assets (plus
borrowings for investment purposes) in	borrowings for investment purposes) in equity
securities of U.S. issuers. The Fund deems an	securities of companies, which are at the time of
issuer to be a U.S. issuer if (i) its principal	purchase, included in the Index; convertible
securities trading market (i.e., a U.S. stock	securities that are convertible into stocks
exchange, NASDAQ or over-the-counter	included in the Index; other derivatives whose
markets) is in the U.S.; (ii) alone or on a	economic returns are, by design, closely
consolidated basis it derives 50% or more of its	equivalent to the returns of the Index or its
annual revenue from either goods produced,	components; and exchange-traded funds. The
sales made or services performed in the U.S.; or	Portfolio will provide shareholders with at least
(iii) it is organized under the laws of, or has a	60 days’ prior notice of any change in this
principal office in the U.S. The Fund invests	investment policy. Under normal market
primarily in equity securities of mid- and large-	conditions, the Portfolio invests all, or
capitalization issuers. The principal type of	substantially all of its assets in these securities.
equity security in which the Fund invests is
common stock.	The Portfolio may invest in other investment
companies to the extent permitted under the
The Fund invests primarily in securities that are	Investment Company Act of 1940, as amended,
considered by the Fund’s portfolio managers to	and the rules, regulations, and exemptive orders
have potential for earnings or revenue growth.	thereunder (“1940 Act”).

The Fund may invest up to 20% of its net assets	The Portfolio currently invests principally in
in securities of foreign issuers.	common stocks and employs a “passive
management” approach designed to track the
The Fund’s investment adviser, Invesco	performance of the Index.
Advisers, Inc. (Invesco or the Adviser) uses a
bottom-up stock selection process designed to	The Index is an unmanaged index that measures
seek alpha (return on investments in excess of	the performance of the especially large cap
the Russell 1000® Growth Index), and as well as	segment of the U.S. equity universe represented
a disciplined portfolio construction process	by stocks in the largest 200 by market cap that
designed to manage risk. The Adviser uses a	exhibit growth characteristics. The Index
holistic approach that closely examines company	includes Russell Top 200® Index companies
fundamentals, including detailed modeling of a	with higher price-to-book ratios and higher

43

company’s financial statements and discussions	forecasted growth values. As of December 31,
with company management teams, suppliers,	2013, the smallest company in the Index had a
distributors, competitors and customers. The	market capitalization of $10.4 billion and the
Adviser uses a variety of valuation techniques	largest company had a market capitalization of
based on the company in question, the industry	$500.7 billion. As of February 28, 2014, a
in which the company operates, the stage of the	portion of the Index was concentrated in the
company’s business cycle, and other factors that	information technology sector and a portion of
best reflect a company’s value. The Adviser	the Index was focused in the consumer
seeks to invest in companies with attractive	discretionary sector.
growth outlooks at compelling valuation levels,
including both stable and catalyst-driven growth	The Portfolio may not always hold all of the
opportunities.	same securities as the Index. The Portfolio may
also invest in stock index futures and other
The Adviser considers whether to sell a	derivatives as a substitute for the sale or
particular security when a company hits the price	purchase of securities in the Index and to provide
target, a company’s fundamentals deteriorate or	equity exposure to the Portfolio’s cash position.
the catalysts for growth are no longer present or	Although the Portfolio attempts to track, as
reflected in the stock price.	closely as possible, the performance of the
Index, the Portfolio does not always perform
exactly like the Index. Unlike the Index, the
Portfolio has operating expenses and transaction
costs and therefore has a performance
disadvantage versus the Index.

The sub-adviser (“Sub-Adviser”) may sell a
security when the security’s percentage
weighting in the Index is reduced, when the
security is removed from the Index, or for other
reasons.

The Portfolio may lend portfolio securities on a
short-term or long-term basis, up to 33 1 /3 % of
its total assets.

Principal Risks –	Principal Risks –

As with any registered open-end management	An investor could lose money on an investment
investment company investment, loss of money	in the Portfolio. Any of the following risks,
is a risk of investing. An investment in the Fund	among others, could affect Portfolio
is not a deposit in a bank and is not insured or	performance or cause the Portfolio to lose
guaranteed by the Federal Deposit Insurance	money or to underperform market averages of
Corporation or any other government agency.	other funds.
The risks associated with an investment in the
Fund can increase during times of significant	Company. The price of a given company’s
market volatility. The principal risks of investing	stock could decline or underperform for many
in the Fund are:	reasons including, among others, poor
management, financial problems, or business
Equity Risk. Equity risk is the risk that the	challenges. If a company declares bankruptcy or

44

value of securities held by the Fund will fall due	becomes insolvent, its stock could become
to general market and economic conditions,	worthless.
perceptions regarding the industries in which the
issuers of securities held by the Fund participate	Concentration. To the extent that the
or factors relating to specific companies in	Portfolio’s index “concentrates,” as that term is
which the Fund invests. For example, an adverse	defined in the 1940 Act, in the securities of a
event, such as an unfavorable earnings report,	particular industry or group of industries or a
may depress the value of securities held by the	single country or region, the Portfolio will
Fund; the price of securities may be particularly	concentrate its investments to approximately the
sensitive to general movements in the stock	same extent as the Index. As a result, the
market; or a drop in the stock market may	Portfolio may be subject to greater market
depress the price of most of all of the securities	fluctuation than a fund which has securities
held by the Fund. In addition, securities of an	representing a broader range of investment
issuer in the Fund’s portfolio may decline in	alternatives. If securities in which the Portfolio
price if the issuer fails to make anticipated	concentrates fall out of favor, the Portfolio could
dividend payments because, among other	underperform funds that have greater
reasons, the issuer of the security experiences a	diversification.
decline in its financial condition.
Convertible Securities. Convertible securities
Foreign Securities Risk. The Fund’s foreign	are securities that are convertible into or
investments may be affected by changes in a	exercisable for common stocks at a stated price
foreign country’s exchange rates, political and	or rate. Convertible securities are subject to the
social instability, changes in economic or	usual risks associated with debt securities, such
taxation policies, difficulties when enforcing	as interest rate and credit risk. In addition,
obligations, decreased liquidity, and increased	because convertible securities react to changes in
volatility. Foreign companies may be subject to	the value of the stocks into which they convert,
less regulation resulting in less publicly available	they are subject to market risk.
information about the companies.
Credit. Prices of bonds and other debt
Growth Investing Risk. Growth stocks tend to	instruments can fall if the issuer’s actual or
be more expensive relative to their earnings or	perceived financial health deteriorates, whether
assets compared with other types of stock. As a	because of broad economic or issuer-specific
result they tend to be more sensitive to changes	reasons. In certain cases, the issuer could be late
in their earnings and can be more volatile.	in paying interest or principal, or could fail to
pay altogether.
Management Risk. The investment techniques
and risk analysis used by the Fund’s portfolio	Derivative Instruments. Derivative
managers may not produce the desired results.	instruments are subject to a number of risks,
including the risk of changes in the market price
Market Risk. The prices of and the income	of the underlying securities, credit risk with
generated by the Fund’s securities may decline	respect to the counterparty, risk of loss due to
in response to, among other things, investor	changes in interest rates and liquidity risk. The
sentiment, general economic and market	use of certain derivatives may also have a
conditions, regional or global instability, and	leveraging effect which may increase the
currency and interest rate fluctuations.	volatility of the Portfolio and reduce its returns.
Derivatives may not perform as expected, so the
Mid-Capitalization Risk. Stocks of mid-sized	Portfolio may not realize the intended benefits.
companies tend to be more vulnerable to adverse	When used for hedging, the change in value of a

45

developments and may have little or no	derivative may not correlate as expected with the
operating history or track record of success, and	currency, security or other risk being hedged. In
limited product lines, markets, management and	addition, given their complexity, derivatives
financial resources. The securities of mid-sized	expose the Portfolio to the risk of improper
companies may be more volatile due to less	valuation.
market interest and less publicly available
information about the issuer. They also may be	Focused Investing. To the extent that the
illiquid or restricted as to resale, or may trade	Portfolio invests a substantial portion of its
less frequently and in smaller volumes, all of	assets in a particular industry, sector, market
which may cause difficulty when establishing or	segment, or geographical area, its investments
closing a position at a desirable price.	will be sensitive to developments in that
industry, sector, market segment, or
geographical area. The Portfolio assumes the
risk that changing economic conditions;
changing political or regulatory conditions; or
natural and other disasters affecting the
particular industry, sector, market segment, or
geographical area in which the Portfolio focuses
its investments could have a significant impact
on its investment performance and could
ultimately cause the Portfolio to underperform,
or be more volatile than, other funds that invest
more broadly.

Growth Investing. Prices of growth stocks
typically reflect high expectations for future
company growth, and may fall quickly and
significantly if investors suspect that actual
growth may be less than expected. Growth
companies typically lack any dividends that
might cushion price declines. Growth stocks
tend to be more volatile than value stocks, and
may underperform the market as a whole over
any given time period.

Index Strategy. The index selected may
underperform the overall market and the
Portfolio might fail to track its target index. The
correlation between the Portfolio and index
performance may be affected by the Portfolio’s
expenses and the timing of purchases and
redemptions of the Portfolio’s shares. The
Portfolio’s actual holdings might not match the
Index and the Portfolio’s effective exposure to
index securities at any given time may not equal
100%.

Interest Rate. With bonds and other fixed rate

46

debt instruments, a rise in interest rates generally
causes values to fall; conversely, values
generally rise as interest rates fall. The higher
the credit quality of the instrument, and the
longer its maturity or duration, the more
sensitive it is likely to be to interest rate risk. In
the case of inverse securities, the interest rate
generally will decrease when the market rate of
interest to which the inverse security is indexed
increases. As of the date of this Prospectus,
interest rates in the United States are at or near
historic lows, which may increase the Portfolio’s
exposure to risks associated with rising interest
rates. Rising interest rates could have
unpredictable effects on the markets and may
expose fixed-income and related markets to
heightened volatility. For fixed-income
securities, an increase in interest rates may lead
to increased redemptions and increased portfolio
turnover, which could reduce liquidity for
certain Portfolio investments, adversely affect
values, and increase a Portfolio’s costs. If dealer
capacity in fixed-income markets is insufficient
for market conditions, it may further inhibit
liquidity and increase volatility in the fixed
income markets.

Liquidity. If a security is illiquid, the Portfolio
might be unable to sell the security at a time
when the Portfolio’s manager might wish to sell,
and the security could have the effect of
decreasing the overall level of the Portfolio’s
liquidity. Further, the lack of an established
secondary market may make it more difficult to
value illiquid securities, which could vary from
the amount the Portfolio could realize upon
disposition. The Portfolio may make investments
that become less liquid in response to market
developments or adverse investor perception.
The Portfolio could lose money if it cannot sell a
security at the time and price that would be most
beneficial to the Portfolio.

Market. Stock prices may be volatile and are
affected by the real or perceived impacts of such
factors as economic conditions and political
events. Stock markets tend to be cyclical, with
periods when stock prices generally rise and
periods when stock prices generally decline. Any
47

given stock market segment may remain out of
favor with investors for a short or long period of
time, and stocks as an asset class may
underperform bonds or other asset classes during
some periods. Additionally, legislative,
regulatory or tax policies or developments in
these areas may adversely impact the investment
techniques available to a manager, add to
Portfolio costs and impair the ability of the
Portfolio to achieve its investment objectives.

Other Investment Companies. The main risk
of investing in other investment companies,
including exchange-traded funds, is the risk that
the value of the securities underlying a registered
open-end management investment company
might decrease. Because the Portfolio may
invest in other investment companies, an
investor will pay a proportionate share of the
expenses of those other investment companies
(including management fees, administration fees,
and custodial fees) in addition to the expenses of
the Portfolio.

Securities Lending. Securities lending
involves two primary risks: “investment risk”
and “borrower default risk.” Investment risk is
the risk that the Portfolio will lose money from
the investment of the cash collateral received
from the borrower. Borrower default risk is the
risk that the Portfolio will lose money due to the
failure of a borrower to return a borrowed
security in a timely manner.

d. Comparison. The Applicants believe that the Existing Fund and the Replacement
Fund have similar investment objectives and similar policies and risks.

The Existing Fund’s investment objective is to seek capital growth. The Existing Fund invests primarily in securities that are considered by the portfolio managers to have potential for earnings or revenue growth. The Existing Fund invests, under normal circumstances, at least
80% of its net assets (plus any borrowings for investment purposes) in securities of U.S. issuers.
The Replacement Fund seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth
Index (“Index”). Under normal market conditions, the Replacement Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index. The Portfolio currently invests principally in common stocks and employs a “passive management” approach designed to track the performance of the Index. The Index is an unmanaged index that measures the performance of

48

the especially large cap segment of the U.S. equity universe represented by stocks in the largest
200 by market cap that exhibit growth characteristics. The Replacement Fund will offer investors exposure to similar types of stocks. Both Portfolios are classified in the Large Growth category by Morningstar.

Even though the Existing Fund uses a more active strategy, the substitution is appropriate. The three-year correlation coefficient as of August 31, 2014, between the Existing Fund and
Replacement Fund is 0.95, representing a very strong positive relationship in returns. This means that as the Existing Fund moved up or down by a given amount, the Replacement Fund moved in the same direction by a very similar amount.

The Replacement Fund has outperformed the Existing Fund over the three-year time period, although it has underperformed over the one and five-year periods. The Replacement Fund will also allow shareholders to benefit from a significantly lower net expense ratio. Although differences in risks and investment objectives and strategies exist, the Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the
Substitution.

e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception

Replacement Fund
· Voya Russell Large Cap						(05/01/2009)
Growth Index Portfolio –
Class S	0.74%	26.58%	19.26%	16.59%	N/A	18.41%[18]
Existing Fund						(07/03/1995)
· Invesco VI American
Franchise Fund – Class I	0.96%	27.40%	17.95%	17.40%	9.07%	9.33%

f. Post Substitution Net Assets. The estimated net assets of the Voya Russell
Large Cap Growth Index Portfolio – Class S immediately following the proposed substitution will be approximately $244,849,334. This is based on estimated net assets of the Replacement
Fund immediately before the substitution ($227,476,865) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of August 31, 2014 ($17,372,469).

___________________________
[18] The expense ratio and performance information shown does not take into account the proposed reduction in the
Replacement Fund’s management fee and breakpoint schedule.
49

5.	Voya Russell Large Cap Value Index Portfolio for the Pioneer Equity Income
VCT Portfolio.

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses

Replacement Fund
· Voya Russell Large
Cap Value Index
Portfolio – Class S	0.45%	0.25%	0.10%	0.04%	0.85%*	0.10%	0.75%
Existing Fund
· Pioneer Equity
Income VCT Portfolio
– Class II	0.65%	0.25%	None	0.07%	0.99%**	None	0.99%
			*Includes 0.01% of acquired fund fees and expenses,
			** Includes 0.02% of acquired fund fees and expenses.

b.	Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Existing Fund		Replacement Fund
Pioneer Equity Income VCT Portfolio		Voya Russell Large Cap Value Index
Total Net Expenses: 0.99% - Class II		Portfolio
Total Net Expenses: 0.75% - Class S
Management Fee: 0.65%
Management Fee: 0.45%
Management Fee Breakpoints		Management Fee Breakpoints

0.65%	First $1 billion	0.45%	First $250 million
0.60%	Over $1 billion	0.35%	Next $250 million
		0.30%	Thereafter

c. Investment Objectives, Strategies and Risks.

Existing Fund		Replacement Fund
Pioneer Equity Income VCT Portfolio		Voya Russell Large Cap Value Index
Portfolio
Investment Objective –
Current income and long-term growth of capital		Investment Objective –
from a portfolio consisting primarily of income		The Portfolio seeks investment results (before
producing equity securities of U.S. corporations.		fees and expenses) that correspond to the total
return (which includes capital appreciation and
income) of the Russell Top 200® Value Index
(“Index”).
50

Principal Investment Strategies –	Principal Investment Strategies –

Normally, the portfolio invests at least 80% of	Under normal market conditions, the Portfolio
its total assets in income producing equity	invests at least 80% of its net assets (plus
securities of U.S. issuers. The income producing	borrowings for investment purposes) in equity
equity securities in which the portfolio may	securities of companies, which are at the time of
invest include common stocks, preferred stocks,	purchase, included in the Index; convertible
exchange-traded funds (ETFs) that invest	securities that are convertible into stocks
primarily in equity securities and equity interests	included in the Index; other derivatives whose
in real estate investment trusts (REITs). The	economic returns are, by design, closely
remainder of the portfolio may be invested in	equivalent to the returns of the Index or its
debt securities, most of which are expected to be	components; and exchange-traded funds. The
convertible into common stocks. The portfolio	Portfolio will provide shareholders with at least
may invest in initial public offerings of equity	60 days’ prior notice of any change in this
securities.	investment policy. Under normal market
conditions, the Portfolio invests all, or
The portfolio may invest up to 20% of its total	substantially all of its assets in these securities.
assets in equity and debt securities of non-U.S.
issuers, including depositary receipts. The	The Portfolio may invest in other investment
portfolio will not invest more than 5% of its total	companies to the extent permitted under the
assets in the securities of emerging markets	Investment Company Act of 1940, as amended,
issuers.	and the rules, regulations, and exemptive orders
thereunder (“1940 Act”).
The portfolio may invest up to 20% of its net
assets in REITs.	The Portfolio currently invests principally in
common stocks and employs a “passive
The portfolio also may invest in investment	management” approach designed to track the
grade and below investment grade debt securities	performance of the Index.
(known as “junk bonds”).
The Index is an unmanaged index that measures
The portfolio may, but is not required to, use	the performance of the especially large cap
derivatives, such as stock index futures and	segment of the U.S. equities universe
options. The portfolio may use derivatives for a	represented by stocks in the largest 200 by
variety of purposes, including; in an attempt to	market cap that exhibit value characteristics. The
hedge against adverse changes in the market	Index includes those Russell Top 200® Index
price of securities, interest rates or currency	companies that exhibit value characteristics,
exchange rates; as a substitute for purchasing or	including lower price-to-book ratios and lower
selling securities; to attempt to increase the	forecasted growth values. As of December 31,
portfolio's return as a non-hedging strategy that	2013, the smallest company in the Index had a
may be considered speculative; and to manage	market capitalization of $3 billion and the largest
portfolio characteristics. The portfolio may	company had a market capitalization of $500.7
choose not to make use of derivatives for a	billion. As of February 28, 2014, a portion of the
variety of reasons, and any use may be limited	Index was concentrated in the financials sector
by applicable law and regulations. The portfolio	and portions of the Index were focused in the
may also hold cash or other short-term	energy sector (including the oil, gas, and
investments.	consumable fuels industry) and the health care
sector.
The portfolio's investment adviser uses a value

51

approach to select the portfolio's investments to	The Portfolio may not always hold all of the
buy and sell. The adviser seeks securities that are	same securities as the Index. The Portfolio may
selling at substantial discounts to their	also invest in stock index futures and other
underlying values and then holds these securities	derivatives as a substitute for the sale or
until the market values reflect their intrinsic	purchase of securities in the Index and to provide
values. The adviser evaluates a security’s	equity exposure to the Portfolio’s cash position.
potential value, including the attractiveness of its	Although the Portfolio attempts to track, as
market valuation, based on the company’s assets	closely as possible, the performance of the
and prospects for earnings growth. The adviser	Index, the Portfolio does not always perform
also considers a security’s potential to provide a	exactly like the Index. Unlike the Index, the
reasonable amount of income. In making these	Portfolio has operating expenses and transaction
assessments, the adviser employs fundamental	costs and therefore has a performance
research and an evaluation of the issuer based on	disadvantage versus the Index.
its financial statements and operations,
employing a bottom-up analytic style, which	The sub-adviser (“Sub-Adviser”) may sell a
focuses on specific securities rather than on	security when the security’s percentage
industries. The adviser generally sells a portfolio	weighting in the Index is reduced, when the
security when it believes that the security’s	security is removed from the Index, or for other
market value reflects its underlying value.	reasons.

The Portfolio may lend portfolio securities on a
short-term or long-term basis, up to 33 1 /3 % of
its total assets.

Principal Risks –	Principal Risks –

Investors could lose money on their investment	An investor could lose money on an investment
in the portfolio. As with any registered open-end	in the Portfolio. Any of the following risks,
management investment company, there is no	among others, could affect Portfolio
guarantee that the portfolio will achieve its	performance or cause the Portfolio to lose
objectives.	money or to underperform market averages of
other funds.
Market risk. The values of securities held by
the portfolio may go up or down, sometimes	Company. The price of a given company’s
rapidly or unpredictably, due to general market	stock could decline or underperform for many
conditions, such as real or perceived adverse	reasons including, among others, poor
economic, political, or regulatory conditions,	management, financial problems, or business
inflation, changes in interest or currency rates,	challenges. If a company declares bankruptcy or
lack of liquidity in the bond markets or adverse	becomes insolvent, its stock could become
investor sentiment. Adverse market conditions	worthless.
may be prolonged and may not have the same
impact on all types of securities. The values of	Concentration. To the extent that the
securities may fall due to factors affecting a	Portfolio’s index “concentrates,” as that term is
particular issuer, industry or the securities	defined in the 1940 Act, in the securities of a
market as a whole. The stock market may	particular industry or group of industries or a
perform poorly relative to other investments (this	single country or region, the Portfolio will
risk may be greater in the short term). High	concentrate its investments to approximately the
public debt in the U.S. and other countries	same extent as the Index. As a result, the

52

creates ongoing and systemic market risks and	Portfolio may be subject to greater market
policymaking uncertainty. The financial crisis	fluctuation than a fund which has securities
that began in 2008 has caused a significant	representing a broader range of investment
decline in the value and liquidity of many	alternatives. If securities in which the Portfolio
securities worldwide. Governmental and non-	concentrates fall out of favor, the Portfolio could
governmental issuers have defaulted on, or been	underperform funds that have greater
forced to restructure, their debts, and many other	diversification.
issuers have faced difficulties obtaining credit.
These market conditions may continue, worsen	Convertible Securities. Convertible securities
or spread, including in the U.S., Europe and	are securities that are convertible into or
beyond. Further defaults or restructurings by	exercisable for common stocks at a stated price
governments and others of their debt could have	or rate. Convertible securities are subject to the
additional adverse effects on economies,	usual risks associated with debt securities, such
financial markets and asset valuations around the	as interest rate and credit risk. In addition,
world. In response to the crisis, the U.S. and	because convertible securities react to changes in
other governments and the Federal Reserve and	the value of the stocks into which they convert,
certain foreign central banks have taken steps to	they are subject to market risk.
support financial markets, including by keeping
interest rates at historically low levels. More	Credit. Prices of bonds and other debt
recently, the Federal Reserve has reduced its	instruments can fall if the issuer’s actual or
market support activities. Further reduction or	perceived financial health deteriorates, whether
withdrawal of this support, failure of efforts in	because of broad economic or issuer-specific
response to the crisis, or investor perception that	reasons. In certain cases, the issuer could be late
these efforts are not succeeding could negatively	in paying interest or principal, or could fail to
affect financial markets generally as well as	pay altogether.
increase market volatility and reduce the value
and liquidity of certain securities. Whether or not	Derivative Instruments. Derivative
the portfolio invests in securities of issuers	instruments are subject to a number of risks,
located in or with significant exposure to	including the risk of changes in the market price
countries experiencing economic and financial	of the underlying securities, credit risk with
difficulties, the value and liquidity of the	respect to the counterparty, risk of loss due to
portfolio’s investments may be negatively	changes in interest rates and liquidity risk. The
affected. In addition, policy and legislative	use of certain derivatives may also have a
changes in the U.S. and in other countries are	leveraging effect which may increase the
affecting many aspects of financial regulation.	volatility of the Portfolio and reduce its returns.
The impact of these changes on the markets, and	Derivatives may not perform as expected, so the
the practical implications for market participants,	Portfolio may not realize the intended benefits.
may not be fully known for some time. The	When used for hedging, the change in value of a
portfolio may experience a substantial or	derivative may not correlate as expected with the
complete loss on any individual security or	currency, security or other risk being hedged. In
derivative position.	addition, given their complexity, derivatives
expose the Portfolio to the risk of improper
Value style risk. The prices of securities the	valuation.
adviser believes are undervalued may not
appreciate as expected or may go down. Value	Focused Investing. To the extent that the
stocks may fall out of favor with investors and	Portfolio invests a substantial portion of its
underperform the overall equity market.	assets in a particular industry, sector, market
segment, or geographical area, its investments

53

Portfolio selection risk. The adviser's judgment	will be sensitive to developments in that
about a particular security or issuer, or about the	industry, sector, market segment, or
economy or a particular sector, region or market	geographical area. The Portfolio assumes the
segment, or about an investment strategy, may	risk that changing economic conditions;
prove to be incorrect.	changing political or regulatory conditions; or
natural and other disasters affecting the
Risks of non-U.S. investments. Investing in	particular industry, sector, market segment, or
non-U.S. issuers, or in U.S. issuers that have	geographical area in which the Portfolio focuses
significant exposure to foreign markets, may	its investments could have a significant impact
involve unique risks compared to investing in	on its investment performance and could
securities of U.S. issuers. These risks are more	ultimately cause the Portfolio to underperform,
pronounced for issuers in emerging markets or to	or be more volatile than, other funds that invest
the extent that the portfolio invests significantly	more broadly.
in one region or country. These risks may
include different financial reporting practices	Index Strategy. The index selected may
and regulatory standards, less liquid trading	underperform the overall market and the
markets, extreme price volatility, currency risks,	Portfolio might fail to track its target index. The
changes in economic, political, regulatory and	correlation between the Portfolio and index
social conditions, sustained economic	performance may be affected by the Portfolio’s
downturns, financial instability, tax burdens, and	expenses and the timing of purchases and
investment and repatriation restrictions. Lack of	redemptions of the Portfolio’s shares. The
information and less market regulation also may	Portfolio’s actual holdings might not match the
affect the value of these securities. Withholding	Index and the Portfolio’s effective exposure to
and other non-U.S. taxes may decrease the	index securities at any given time may not equal
portfolio’s return. Non-U.S. issuers may be	100%.
located in parts of the world that have
historically been prone to natural disasters.	Interest Rate. With bonds and other fixed rate
Investing in depositary receipts is subject to	debt instruments, a rise in interest rates generally
many of the same risks as investing directly in	causes values to fall; conversely, values
non-U.S. issuers. Depositary receipts may	generally rise as interest rates fall. The higher
involve higher expenses and may trade at a	the credit quality of the instrument, and the
discount (or premium) to the underlying	longer its maturity or duration, the more
security.	sensitive it is likely to be to interest rate risk. In
the case of inverse securities, the interest rate
Risks of investments in REITs. Investments in	generally will decrease when the market rate of
real estate securities are affected by economic	interest to which the inverse security is indexed
conditions, interest rates, governmental actions	increases. As of the date of this Prospectus,
and other factors. In addition, investing in REITs	interest rates in the United States are at or near
involves unique risks. They are significantly	historic lows, which may increase the Portfolio’s
affected by the market for real estate and are	exposure to risks associated with rising interest
dependent upon management skills and cash	rates. Rising interest rates could have
flow. REITs may have lower trading volumes	unpredictable effects on the markets and may
and may be subject to more abrupt or erratic	expose fixed-income and related markets to
price movements than the overall securities	heightened volatility. For fixed-income
markets. Mortgage REITs are particularly	securities, an increase in interest rates may lead
subject to interest rate and credit risks. In	to increased redemptions and increased portfolio
addition to its own expenses, the portfolio will	turnover, which could reduce liquidity for
indirectly bear its proportionate share of any	certain Portfolio investments, adversely affect

54

management and other expenses paid by REITs	values, and increase a Portfolio’s costs. If dealer
in which it invests. Many real estate companies,	capacity in fixed-income markets is insufficient
including REITs, utilize leverage.	for market conditions, it may further inhibit
liquidity and increase volatility in the fixed
Risks of convertible securities. The market	income markets.
values of convertible securities tend to decline as
interest rates increase and, conversely, to	Liquidity. If a security is illiquid, the Portfolio
increase as interest rates decline. A downturn in	might be unable to sell the security at a time
equity markets may cause the price of	when the Portfolio’s manager might wish to sell,
convertible securities to decrease relative to	and the security could have the effect of
other fixed income securities.	decreasing the overall level of the Portfolio’s
liquidity. Further, the lack of an established
Preferred stocks risk. Preferred stocks may pay	secondary market may make it more difficult to
fixed or adjustable rates of return. Preferred	value illiquid securities, which could vary from
stocks are subject to issuer-specific and market	the amount the Portfolio could realize upon
risks applicable generally to equity securities. In	disposition. The Portfolio may make investments
addition, a company’s preferred stocks generally	that become less liquid in response to market
pay dividends only after the company makes	developments or adverse investor perception.
required payments to holders of its bonds and	The Portfolio could lose money if it cannot sell a
other debt. Thus, the value of preferred stocks	security at the time and price that would be most
will usually react more strongly than bonds and	beneficial to the Portfolio.
other debt to actual or perceived changes in the
company’s financial condition or prospects. The	Market. Stock prices may be volatile and are
market value of preferred stocks generally	affected by the real or perceived impacts of such
decreases when interest rates rise. Preferred	factors as economic conditions and political
stocks of smaller companies may be more	events. Stock markets tend to be cyclical, with
vulnerable to adverse developments than	periods when stock prices generally rise and
preferred stocks of larger companies.	periods when stock prices generally decline. Any
given stock market segment may remain out of
Debt securities risk. Factors that could	favor with investors for a short or long period of
contribute to a decline in the market value of	time, and stocks as an asset class may
debt securities in the portfolio include rising	underperform bonds or other asset classes during
interest rates, if the issuer or other obligor of a	some periods. Additionally, legislative,
security held by the portfolio fails to pay	regulatory or tax policies or developments in
principal and/or interest, otherwise defaults or	these areas may adversely impact the investment
has its credit rating downgraded or is perceived	techniques available to a manager, add to
to be less creditworthy or the credit quality or	Portfolio costs and impair the ability of the
value of any underlying assets declines. Junk	Portfolio to achieve its investment objectives.
bonds involve greater risk of loss, are subject to
greater price volatility and are less liquid,	Other Investment Companies. The main risk
especially during periods of economic	of investing in other investment companies,
uncertainty or change, than higher quality debt	including exchange-traded funds, is the risk that
securities; they may also be more difficult to	the value of the securities underlying a registered
value. Junk bonds have a higher risk of default	open-end management investment company
or are already in default and are considered	might decrease. Because the Portfolio may
speculative.	invest in other investment companies, an
investor will pay a proportionate share of the
High yield or “junk” bond risk. Debt securities	expenses of those other investment companies

55

that are below investment grade, called “junk	(including management fees, administration fees,
bonds,” are speculative, have a higher risk of	and custodial fees) in addition to the expenses of
default or are already in default, tend to be less	the Portfolio.
liquid and are more difficult to value than higher
grade securities. Junk bonds tend to be volatile	Securities Lending. Securities lending
and more susceptible to adverse events and	involves two primary risks: “investment risk”
negative sentiments. These risks are more	and “borrower default risk.” Investment risk is
pronounced for securities that are already in	the risk that the Portfolio will lose money from
default.	the investment of the cash collateral received
from the borrower. Borrower default risk is the
Market segment risk. To the extent the	risk that the Portfolio will lose money due to the
portfolio emphasizes, from time to time,	failure of a borrower to return a borrowed
investments in a market segment, the portfolio	security in a timely manner.
will be subject to a greater degree to the risks
particular to that segment, and may experience	Value Investing. Securities that appear to be
greater market fluctuation than a portfolio	undervalued may never appreciate to the extent
without the same focus.	expected. Further, because the prices of value-
oriented securities tend to correlate more closely
Risks of investment in other funds. Investing	with economic cycles than growth-oriented
in other investment companies, including	securities, they generally are more sensitive to
exchange-traded funds (EFTs), subjects the	changing economic conditions, such as changes
portfolio to the risks of investing in the	in interest rates, corporate earnings and
underlying securities or assets held by those	industrial production.
funds. When investing in another fund, the
portfolio will bear a pro rata portion of the
underlying fund’s expenses, in addition to its
own expenses.

Derivatives risk. Using stock index futures and
options and other derivatives can increase
portfolio losses and reduce opportunities for
gains when market prices, interest rates or the
derivative instruments themselves behave in a
way not anticipated by the portfolio. Using
derivatives may increase the volatility of the
portfolio's net asset value and may not provide
the result intended. Derivatives may have a
leveraging effect on the portfolio. Some
derivatives have the potential for unlimited loss,
regardless of the size of the portfolio’s initial
investment. Changes in a derivative’s value may
not correlate well with the referenced asset or
metric. The portfolio also may have to sell assets
at inopportune times to satisfy its obligations.
Derivatives may be difficult to sell, unwind or
value, and the counterparty may default on its
obligations to the portfolio. New regulations are
changing the derivatives markets. The

56

regulations may make using derivatives more
costly, may limit their availability, or may
otherwise adversely affect their value or
performance. For derivatives that are required to
be traded through a clearinghouse or exchange,
the portfolio also will be exposed to the credit
risk of the clearinghouse and the broker that
submits trades for the portfolio. It is possible that
certain derivatives that are required to be
cleared, such as certain swap contracts, will not
be accepted for clearing. In addition, regulated
trading facilities for swap contracts are relatively
new; they may not function as intended, which
could impair the ability to enter into swap
contracts. The extent and impact of the new
regulations are not yet fully known and may not
be for some time.

Leveraging risk. The value of an investment
may be more volatile and other risks tend to be
compounded if the portfolio borrows or uses
derivatives or other investments, such as ETFs,
that have embedded leverage. Leverage
generally magnifies the effect of any increase or
decrease in the value of the portfolio's
underlying assets or creates investment risk with
respect to a larger pool of assets than the
portfolio would otherwise have, potentially
resulting in the loss of all assets. Engaging in
such transactions may cause the portfolio to
liquidate positions when it may not be
advantageous to do so to satisfy its obligations or
meet segregation requirements.

Risks of initial public offerings. Companies
involved in initial public offerings (IPOs)
generally have limited operating histories, and
prospects for future profitability are uncertain.
Information about the companies may be
available for very limited periods. The market
for IPO issuers has been volatile, and share
prices of newly public companies have
fluctuated significantly over short periods of
time. Further, stocks of newly-public companies
may decline shortly after the IPO. There is no
assurance that the portfolio will have access to
IPOs. The purchase of IPO shares may involve
high transaction costs.

57

Expense risk. An investor’s actual costs of
investing in the portfolio may be higher than the
expenses shown in “Annual portfolio operating
expenses” for a variety of reasons. For example,
expense ratios may be higher than those shown if
overall net assets decrease. Net assets are more
likely to decrease and portfolio expense ratios
are more likely to increase when markets are
volatile.

Please note that there are many other factors that
could adversely affect an investor’s investment
and that could prevent the portfolio from
achieving its goals.

An investment in the portfolio is not a bank
deposit and is not insured or guaranteed by the
Federal Deposit Insurance Corporation or any
other government agency.

d. Comparison. The Applicants believe that while the Existing Fund and the
Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other with similar weighted average holdings from a Morningstar style box perspective, risks and investment results. Each falls within the Morningstar Large Value style box. The differences between the
Existing Fund and the Replacement Fund are not necessarily larger than one would expect to be exhibited by two portfolios with the same benchmarks, principal investment strategies, and naming conventions, as there is significant investment flexibility within those constraints.

The investment objective of the Existing Fund is current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.
Normally, the Existing Fund invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell
Top 200® Value Index (“Index”). Under normal market conditions, the Replacement Fund invests at least 80% of its net assets in equity securities of companies, which are at the time of purchase, included in the Index. The Replacement Fund currently invests principally in common stocks and employs a “passive management” approach designed to track the performance of the
Index. The Index is an unmanaged index that measures the performance of the especially large cap segment of the U.S. equities universe represented by stocks in the largest 200 by market cap that exhibit value characteristics.

With respect to the Existing Fund’s and Replacement Fund’s primary and/or secondary investment objectives, each shares some combination of long-term capital appreciation and current/reasonable income language. The Replacement Fund, as an index fund, does not

58

specifically state either capital appreciation or income in its objective but rather focuses on an index replication due to its passive nature. The passive index it is replicating, however, seeks to generate long-term capital appreciation and also delivers current/reasonable income. In fact, as of August 31, 2014, the current yield on the performance benchmark for the Replacement Fund, the Russell Top 200 Value Index, was 2.27%, higher than the current yield of the performance benchmark for the Existing Fund, the Russell 1000 Value Index, which was 2.17%.

Furthermore, while the listed principal investment strategies of the Existing Fund and the
Replacement Fund differ in language and breadth, at their core each is required to invest in more than 80% equity securities of a large cap, primarily income producing companies. Although the
Replacement Fund seeks to replicate an index, as noted above, the index is consists of equity securities of a large cap and income producing companies. Over 95% of the underlying securities in the index the Replacement Fund seeks to replicate (both by names and by asset weight) pay a dividend.

While the Existing Fund and the Replacing Fund are benchmarked to a different index, there is very high overlap in the construction and the returns of those differing indices. The companies that make up the Replacement Fund’s Russell Top 200 Value Index benchmark comprise 69% of the Existing Fund’s Russell 1000 Value Index benchmark.

Even though the overlap of these benchmarks is not 100%, there is a high correlation in the returns of these benchmarks over time. Over the past five years there is no less than a 98%
correlation in the returns between the Existing Fund’s benchmark and the Replacement Fund’s benchmark. This means that the returns tend to move nearly in lockstep with each other, and this has a similar effect on the actual returns of the Existing Fund and the Replacement Fund. As shown in the performance tables below, the Replacement Portfolio has exhibited similar or better performance to the Existing Portfolio at a meaningfully lower expense ratio.

To summarize, while the Existing Fund and the Replacement Fund are slightly different from each other in the way they characterize their objective, principal investment strategies, benchmarks and risks, fundamentally each is primarily a large cap value equity portfolio that exhibits a high correlation to the other such that each Affected Contract Owner’s fundamental investment objectives and risk and return expectations will continue to be met after the
Substitution.

e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of August 31, 2014, are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception

Replacement Fund
· Voya Russell Large Cap						(05/01/2009)
Value Index Portfolio –
Class S	0.75%	22.62%	20.44%	14.68%	N/A	17.35%
Existing Fund						(09/14/1999)
· Pioneer Equity Income
VCT Portfolio – Class II	0.99%	20.63%	16.90%	16.01%	8.12%	6.20%

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f. Post Substitution Net Assets. The estimated net assets of the Voya Russell
Large Cap Value Index Portfolio – Class S immediately following the proposed substitution will be approximately $157,005,554. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($140,739,513) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of August 31, 2014 ($16,266,041).

C.	Consequence of the Substitutions. Applicants maintain that Contract Owners will be better served by the proposed Substitutions. Applicants anticipate that the replacement of the
Existing Fund will result in a Contract that is administered and managed more efficiently, and one that is more competitive with other variable products in both wholesale and retail markets.
Each Replacement Fund will be managed according to a similar investment objective and policies as the corresponding Existing Fund. Moreover, the overall expenses of each
Replacement Fund are less than those of the corresponding Existing Fund.

Applicants anticipate that Contract Owners will be at least as well off with the proposed array of subaccounts to be offered after the proposed Substitutions as they have been with the array of subaccounts offered before the Substitutions. The proposed Substitutions retain for
Contract Owners the investment flexibility which is a central feature of the Contracts. If the proposed Substitutions are implemented, all Contract Owners will be permitted to allocate purchase payments and transfer accumulated values and Contract values between and among the remaining subaccounts as they could before the proposed Substitutions.

D.	Rights of Affected Contract Owners and Obligations of the Companies. Apart from the Substitutions, the rights of Affected Contract Owners and the obligations of the Companies under the Contracts will not be altered by the Substitutions. Affected Contract Owners will not incur any additional tax liability or any additional fees or expenses as a result of the
Substitutions.

The Substitutions will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any Affected Contract Owner’s contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the Accounts. Affected Contract Owners will not incur any fees or charges as a result of the Substitutions nor will their rights or the Companies’ obligations under the affected
Contracts be altered in any way. The Companies or their affiliates will pay all other expenses incurred with the Substitutions, including legal, accounting, brokerage, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on Affected Contract
Owners. The Substitutions will not cause the affected Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitutions than before the
Substitutions. In addition, while the Companies do not anticipate increasing Contract fees and/or charges paid by any current Contract Owners, the Companies have agreed not to increase the
Contract fees and charges currently being assessed by the Contracts for a period of at least two years following the Substitutions.

60

E.	Contract Rights. Affected Contract Owners will have the right to surrender their affected Contracts or reallocate account value of an Existing Fund in accordance with the terms and conditions of their Contract prior to (and after) the Effective Date.

As noted above, each Affected Contract Owner has received a copy of a Contract prospectus supplement informing them of the Substitutions. Additionally, each Affected
Contract Owner will be sent (1) a second supplement setting forth the Effective Date and advising them of their right to reconsider the Substitutions and, if they so choose, any time prior to the Effective Date and for at least 30 days after the Effective Date, they may reallocate account value under the affected Contract without charge or otherwise withdraw or terminate their interest therein in accordance with the terms and conditions of their Contract; (2) the applicable Replacement Fund prospectus prior to the Effective Date; and (3) within five business days of the Effective Date, a Post-Substitution Confirmation.

F.	The Right to Substitute Shares. Each of the prospectuses for the Contracts discloses that the Companies reserve the right, subject to Commission approval and compliance with applicable law, to substitute shares of another registered open-end management investment company for shares of a registered open-end management investment company held by a subaccount of an Account.

The Companies reserved this right of Substitutions both to protect themselves and their
Contract Owners in situations where either might be harmed or disadvantaged because of circumstances involving the issuer of the shares held by one or more of its Accounts and to afford the opportunity to replace such shares where to do so could benefit the Contract Owners and Companies.

G.	The Substitutions are not the type of substitution which Section 26(c) was designed to prevent. Unlike a traditional unit investment trust where a depositor could only substitute an investment security in a manner which permanently affected all the investors in trust, the
Contracts provide each Contract Owner with the right to exercise his or her own judgment and transfer account values into other subaccounts. The number of available subaccounts varies from
Contract to Contract and ranges from 16 to 63, but the average number of available subaccounts in all Contracts after the Substitutions will remain unchanged. Moreover, the Contracts will offer Contract Owners the opportunity to transfer amounts out of the affected subaccounts into any of the remaining subaccounts without cost or other disadvantage. The Substitutions, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.

The Substitutions also are unlike the type of substitutions that Section 26(c) was designed to prevent in that by purchasing a Contract, Contract Owners select much more than a particular registered open-end management investment company in which to invest their account values.
They also select the specific type of death benefit and other optional benefits as well as numerous other rights and privileges set forth in the Contracts. Contract Owners may also have considered the Companies’ size, financial condition, type and its reputation for service in selecting their Contract. These factors will not change as a result of the Substitutions.

61

H.	Separate Representations and Request for an Order. Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitutions by the
Companies. Applicants submit that, for all the reasons stated above, the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V - CONDITIONS

A.	Applicants agree to the following conditions regarding the Substitutions described in this
Application:

	1.	Each Replacement Fund has an investment objective and investment policies that are similar to the investment objective and policies of the corresponding Existing Fund, or each
Replacement Fund’s underlying portfolio construction and investment results are similar to those of the Existing Fund, so that the fundamental objectives, risk and performance expectations of the Affected Contract Owners can continue to be met;

	2.	In relation to the Substitution of involving the Voya Russell Large Cap Index
Portfolio, the fund’s Board of Directors has approved the reduced management fee and manage fee breakpoint schedule described herein to be effective before implementation of the
Substitutions.

	3.	For two years following the implementation of the Substitutions, the net annual expenses of each Replacement Fund will not exceed the net annual expenses of the corresponding Existing Fund as of August 31, 2014. To achieve this limitation, the Replacement
Fund’s investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Companies will not increase the Contract fees and charges, including asset based charges such as mortality and expense risk charges deducted from the
Subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitutions;

	4.	Affected Contract Owners may reallocate amounts from an Existing Fund without incurring a reallocation charge or limiting their number of future reallocations, or withdraw amounts under any Affected Contract or otherwise terminate their interest therein at any time prior to the Effective Date and for a period of at least 30 days following the Effective Date in accordance with the terms and conditions of such Contract. Any such reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers;

	5.	The Substitutions will be effected at the net asset value of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder, without the imposition of any transfer or similar charge by Applicants;

	6.	The Substitutions will take place at relative net asset value without change in the amount or value of any Contract held by Affected Contract Owners. Affected Contract Owners will not incur any fees or charges as a result of the Substitutions, nor will their rights or the obligations of the Companies under such Contracts be altered in any way;

62

7.	The Substitutions will be effected so that investment of securities will be consistent with the investment objectives, policies and diversification requirements of the
Replacement Funds. No brokerage commissions, fees or other remuneration will be paid by the
Existing Funds, Replacement Funds or Affected Contract Owners in connection with the
Substitutions;

8.	The Substitutions will not alter in any way the annuity, life or tax benefits afforded under the Contracts held by any Affected Contract Owner;

9.	Each Affected Contract Owner will have been sent a copy of (a) a Contract prospectus supplement informing shareholders of this Application; (b) a second supplement to the Contract prospectus setting forth the Effective Date and advising Affected Contract Owners of their right to reconsider the Substitutions and, if they so choose, any time prior to the Effective
Date and for 30 days thereafter, to reallocate or withdraw amounts under their affected Contract or otherwise terminate their interest therein in accordance with the terms and conditions of their
Contract; and (c) a prospectus for the applicable Replacement Fund(s);

10. The Companies will send to the Affected Contract Owners within five (5) business days of the Substitutions a written Post-Substitution Confirmation which will include the before and after account values (which will not have changed as a result of the Substitutions) and detail the transactions effected on behalf of the respective Affected Contract Owner with regard to the
Substitutions. With the Post-Substitution Confirmations the Companies will remind Affected
Contract Owners that they may reallocate amounts from the Replacement Funds without incurring a reallocation charge or limiting their number of future reallocations for a least 30 days following the Effective Date in accordance with the terms and conditions of their Contract;

11. The Companies or their affiliates will pay all expenses and transaction costs of the
Substitutions, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitutions will not impose any tax liability on
Affected Contract Owners;

12. After the Effective Date of the Substitutions the Applicants agree not to change a
Replacement Fund’s sub-adviser without first obtaining shareholder approval of either (a) the sub-adviser change or (b) the parties’ continued ability to rely on their manager-of-managers exemptive order; and

13. The Substitutions will not be effected unless the Companies shall have satisfied themselves, that (a) the Contracts allow the substitution of registered open-end management investment company shares in the manner contemplated by the Substitutions and related transactions described herein; (b) the transaction can be consummated as described in this
Application under applicable insurance laws; and (c) that any regulatory requirements in each jurisdiction where the Contracts are qualified for sale, have been complied with to the extent necessary to complete the transaction.

63

VII - PROCEDURAL MATTERS

A.	Pursuant Rule 0-2(f) under the 1940 Act, Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B.	Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

C.	Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Applicants are incorporated by reference through
Exhibits A.

D.	All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application and each person signing the
Application is fully authorized to do so. Copies of the applicable resolutions are incorporated herein by reference through Exhibits B.

64

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this first amended and restated Application to be duly signed on the 23rd day of
October, 2014.

Voya Retirement Insurance and Annuity Company and its Variable Annuity Account B
and its Variable Annuity Account I

By:	/s/Lisa S. Gilarde
Name:	Lisa S. Gilarde
Title:	Vice President
Date:	October 23, 2014

65

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this first amended and restated Application to be duly signed on the 23rd day of
October, 2014.

Voya Insurance and Annuity Company and its Separate Account B and its Separate
Account EQ

By:	/s/Christine E. Dugan
Name:	Christine E. Dugan
Title:	Vice President
Date:	October 23, 2014

66

SIGNATURES (continued)
Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this first amended and restated Application to be duly signed on the 23rd day of
October, 2014.

ReliaStar Life Insurance Company of New York and its Separate Account NY-B

By:	/s/Christine E. Dugan
Name:	Christine E. Dugan
Title:	Vice President
Date:	October 23, 2014

67

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this first amended and restated Application to be duly signed on the 23rd day of
October, 2014.

Security Life of Denver Insurance Company and its Separate Account A1 and its Separate
Account S-A1

By:	/s/Lisa S. Gilarde
Name:	Lisa S. Gilarde
Title:	Vice President
Date:	October 23, 2014

68

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this first amended and restated Application to be duly signed on the 27th day of
October, 2014.

Voya Variable Portfolios, Inc.

By:	/s/Kimberly A. Anderson
Name:	Kimberly A. Anderson
Title:	Senior Vice President
Date:	October 27, 2014

69

Exhibit Index

Exhibit	Description
Exhibits A	Authorizations and Verifications
Exhibits B	Resolutions

70

EXHIBIT A

The Authorizations and Verifications which this Exhibit A is attached, File No. 812-14302, and any and all amendments thereto were included as Exhibits A-1 through A-4 to the initial filing of the Exemptive Application on April 29, 2014. These Authorizations and Verifications remain in full force and effect and are hereby incorporated by reference.

71

EXHIBIT B

The Board Resolutions authorizing each Applicant to file the Exemptive Application to which this Exhibit B is attached, File No. 812-14032, and any and all amendments thereto were included as Exhibits B-1 through B-5 to the initial filing of the Exemptive Application on April
29, 2014. These Resolutions remain in full force and effect and are hereby incorporated by reference.

72